Filed Pursuant to Rule 424(b)(4)
Registration No. 333-129518

PROSPECTUS

1,800,000 Shares

The Providence Service Corporation

Common Stock

We are selling 1,730,000 shares of our common stock and the selling stockholders identified in this prospectus are selling 70,000 shares of our common stock. We will not receive any proceeds from the sale of shares by the selling stockholders.

Our common stock is quoted on the Nasdaq National Market under the symbol “PRSC.” On April 10, 2006, the last reported sale price of the common stock on the Nasdaq National Market was $32.20 per share.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$32.00	$57,600,000
Underwriting discount	$1.84	$3,312,000
Proceeds to The Providence Service Corporation (before expenses)	$30.16	$52,176,800
Proceeds to selling stockholders (before expenses)	$30.16	$2,111,200

The underwriters may also purchase up to an additional 270,000 shares of our common stock at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus solely to cover over-allotments.

The underwriters expect to deliver the shares on or about April 17, 2006.

SunTrust Robinson Humphrey

Avondale Partners

April 10, 2006

Providence Service Corporation

Providence: (präv'ə dəns) the exercise of foresight and care for the future.

Human Services Without Walls

www.provcorp.com

You should rely only on the information contained in this document or other documents to which we have referred you. We have not authorized anyone to provide you with different information. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is complete and accurate only as of its date regardless of the time of delivery of this prospectus or of any sale of shares. Except where the context requires otherwise, in this prospectus, the “Company,” “Providence,” “we,” “us,” and “our” refer to the combined business of The Providence Service Corporation, a Delaware corporation, and all of its consolidated entities.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in, or incorporated by reference into, this prospectus and does not contain all of the information you should consider in making your investment decision. To understand this offering fully, you should read this summary together with the more detailed information included elsewhere in, or incorporated by reference into, this prospectus, including our historical consolidated financial statements and the related notes and the “Management’s Discussion and Analysis of Financial Condition and Results of Operation” section included in our annual report on Form 10-K for the year ended December 31, 2005. You should carefully consider, among other things, the matters discussed in “Risk Factors.”

Our business

We provide government sponsored social services directly and through not-for-profit social services organizations whose operations we manage. The recipients of our services are individuals and families who are eligible for government assistance pursuant to federal mandate. The governmental entities that pay for these services include welfare, child welfare and justice departments, public schools and state Medicaid programs. Our counselors, social workers and mental health professionals provide services primarily in clients’ homes and communities, instead of in institutions, which reduces the government’s costs for such services while affording the clients a better quality of life. As of December 31, 2005, we served, directly and through our managed entities, approximately 35,600 clients from 204 locations in 25 states and the District of Columbia.

Our services

Among the services we deliver are:

•	Home and community based counseling. We provide counseling in clients’ homes and help schools manage at-risk students through training and counseling programs on school grounds. Our counseling services address such social problems as marital and family issues, depression, drug and alcohol abuse, domestic violence, chronic truancy, hyperactivity, and criminal and anti-social behavior.

•	Foster care. We recruit and train foster parents and license family foster homes. We also offer therapeutic foster care to emotionally disturbed children and adolescents who might otherwise require institutional treatment.

•	Not-for-profit managed services. We manage the delivery of government sponsored social services on behalf of the not-for-profit entities we manage, under fee for service management contracts. We provide these entities with administrative support, information technology and accounting and payroll services, as well as intake, assessment and referral services, monitoring services and case management services.

Our contracts

Our revenue is derived from our provider contracts with state and local government agencies and government intermediaries and from our management contracts with not-for-profit social services organizations. We have no direct contracts with the federal government. Under a majority of our provider contracts, we are paid an hourly fee. Under some of our provider contracts, however, we receive a set monthly amount or we are paid amounts equal to the costs we incur to provide agreed upon services. Where we contract to manage the operations of not-for-profit social service organizations, we receive management fees based on a percentage of revenues or a predetermined amount. As of December 31, 2005, we and our managed entities operated pursuant to 527 contracts.

Our recent earnings

For the year ended December 31, 2005, our revenues grew to $145.7 million and our net income grew to $9.4 million, representing increases of over 50% and 32%, respectively, from $97.0 million in revenues and $7.1 million in net income for the year ended December 31, 2004. Additionally, during the same period we increased the revenues of the social services organizations whose operations we manage to a total of $151.0 million from a total of $121.0 million for the prior year.

Our competitive strengths

Historically, governmental entities have provided social services directly to eligible individuals and often in institutional settings. We believe there are growing trends in the United States toward privatization of these services and toward the delivery of these services in non-institutional settings, influenced by such factors as the large and growing population of eligible beneficiaries and the increasing pressure on governments to control their costs.

We believe that the following competitive strengths uniquely position us to take advantage of these growing trends:

•	our lower cost, non-institutional focus;

•	our flexible, decentralized and scalable operations model;

•	our diverse payer and revenue base;

•	our highly qualified management team;

•	our wide range of services; and

•	our proven track record of successful growth, both internally and through the consummation and integration of accretive acquisitions.

Our acquisition history

Our business grows internally, through organic expansion into new markets and increases in the number of clients we service. We also grow externally through acquisitions of companies and/or their service contracts in areas where we see opportunities either to expand our service platform in existing markets or to establish a geographic footprint in new markets.

During our first year of operations, we acquired Parents and Children Together, Inc. and Family Preservation Services, Inc., which provided the foundation upon which our business was built. In 2002 and 2003, prior to our initial public offering in August 2003, we acquired Camelot Care Corporation and Cypress Management Services, Inc., which broadened our home based and foster care platform and expanded our reach into several new states. Since our initial public offering, we have completed and integrated the following additional strategic acquisitions, for an aggregate purchase price of approximately $50.0 million:

Date	Transaction	Services provided	States	Price($)
				(in millions)
2004
January	Dockside Services, Inc.	Home and community based counseling	IN, MI	4.4
January	Rio Grande Management Company, LLC	Provider management	NM	0.8
May	Pottsville Behavioral Counseling Group	Home and school based counseling	PA	1.8
June	Care Development of Maine and FCP, Inc.(1)	Foster care	ME, MA	3.6
July	Choices Group, Inc., Aspen MSO, LLC and College Community Services	Home and community based counseling	CA, NV	10.0

Date	Transaction	Services provided	States	Price($)
				(in millions)
2005

June	Children’s Behavioral Health, Inc.	Home and school based counseling	PA	13.6

August	Maple Star Nevada and Maple Services LLC	Therapeutic foster care; provider management	CO, OR, NV	8.4	(2)

September	AlphaCare Resources, Inc. and Transitional Family Services, Inc.	Home and community based counseling	GA	5.1	(3)

October	Drawbridges Counseling Services LLC and Oasis Comprehensive Foster Care LLC	Home and community based counseling; foster care	KY	0.5
2006

February	A to Z In-Home Tutoring, LLC	Home and community based counseling; educational tutoring	TN	1.3	(3)

February	Family Based Strategies, Inc.	Home based and case management services	NC, NJ	0.4	(3)(4)

(1)	We acquired management contracts with these entities rather than the entities themselves.
(2)	Plus a potential earnout of $2 million.
(3)	Plus a potential earnout.
(4)	Less any negative working capital when determined.

In addition to the external growth that we have achieved as a result of our acquisition strategy, we have also achieved post-acquisition organic revenue growth after our integration of the acquired companies and/or operations, both with respect to the revenues owned directly by us and with respect to those of the entities managed by us as a result of the acquisitions. For example, with regard to those of our acquisitions that have been completed for at least 12 months, the revenues generated directly for us by these acquisitions increased from an aggregate of $4.1 million for the respective first full one-month periods after their completion to an aggregate of $7.5 million for December 2005, and the revenues of the entities managed by us as a result of these acquisitions increased from an aggregate of $6.3 million for the respective first full one-month periods after their completion to an aggregate of $9.5 million for December 2005.

We intend to continue to seek and make acquisitions, including with proceeds from this offering, where we have the opportunity to move into new geographic markets, broaden our services or expertise, expand our client base and/or develop local relationships. However, with the scale of our current business and the internal growth that we believe it will continue to generate, we do not believe that we are dependent on future acquisitions for growth.

Corporate information

We are incorporated under the laws of the state of Delaware. Our corporate headquarters are located at 5524 East Fourth Street, Tucson, Arizona 85711 and our telephone number is (520) 747-6600. Our web site address is www.provcorp.com. The information on our web site does not constitute part of this prospectus.

THE OFFERING

Shares of common stock offered by us	1,730,000 shares.
Shares of common stock offered by selling stockholders	70,000 shares.
Shares of common stock to be outstanding after this offering	11,512,924 shares.
Use of proceeds

We will not receive any proceeds from the sale of shares by the selling stockholders.

We intend to use the net proceeds from shares sold by us in this offering to repay amounts outstanding under our credit facility and the balance for general corporate purposes, which may include possible future acquisitions. See “Use of Proceeds” for additional information.

Nasdaq symbol	“PRSC.”

The number of shares of common stock to be outstanding after this offering is based on the shares outstanding as of April 4, 2006. Unless otherwise indicated, information contained in this prospectus regarding the number of shares of our common stock outstanding after this offering does not include an aggregate of up to 1,644,427 shares, comprised of:

•	146,905 treasury shares;

•	up to 270,000 shares issuable by us upon exercise of the underwriters’ over-allotment option;

•	68,843 shares issuable upon the exercise of outstanding stock options granted under our 1997 stock option and incentive plan with a weighted average exercise price of $4.93 per share;

•	1,153,808 shares issuable upon the exercise of outstanding stock options granted under our 2003 stock option plan with a weighted average exercise price of $22.75 per share; and

•	an aggregate of 4,871 shares reserved for future issuance under our 2003 stock option plan.

SUMMARY FINANCIAL AND OPERATING INFORMATION

	Fiscal year ended December 31,
	2003(1)	2004(1)	2005(1)(2)
	(in thousands, except per share data and “Other data”)
Statement of operations data:
Revenues	$59,276	$96,966	$145,708
Operating expenses	52,397	85,388	129,211

Operating income	6,879	11,578	16,497
Non-operating expenses	2,541	258	765
Provision for income taxes	1,692	4,235	6,307

Net income (loss)	2,646	7,085	9,425
Preferred stock dividends	3,749	—	—

Net income (loss) available to common stockholders	$(1,103)	$7,085	$9,425

Net income per share data:
Diluted	$(0.25)	$0.76	$0.95
Weighted average shares outstanding:
Diluted	4,432	9,355	9,885
Other financial data:
Managed entity revenue (unaudited)(3)	$62,795	$121,038	$151,037
Management fees	$6,469	$10,682	$14,447
Other data (unaudited)(4):
States served	18	22	26
Locations	99	151	204
Employees	1,721	3,583	4,930
Direct	1,098	1,886	2,531
Managed	623	1,697	2,399
Contracts	202	312	527
Direct	134	196	281
Managed	68	116	246
Clients	13,371	29,066	35,646
Direct	5,729	15,421	18,893
Managed	7,642	13,645	16,753

	As of December 31, 2005
	Actual	As adjusted(5)
	(in thousands)
Balance sheet data:
Cash and cash equivalents	$8,994	$43,566
Total assets(6)	119,013	153,585
Total current liabilities	19,543	15,910
Long-term debt, excluding current portion	14,241	919
Deferred tax liability	3,983	3,983
Stockholders’ equity	81,246	132,773

(footnotes on following page)

(1)	We completed several acquisitions in the fiscal years ended December 31, 2003, 2004 and 2005, which affects the comparability of the information reflected in the statement of operations data for such periods. See “Business—Our acquisition history” and the year-to-year analysis included in the “Management’s Discussion and Analysis of Financial Condition and Results of Operation” section included in our annual report that is incorporated by reference in this prospectus regarding the effect these transactions had on our financial condition and results of operations for the periods presented.
(2)	Home and community based services revenue for the year ended December 31, 2005 included approximately $3.6 million of revenue under our annual block purchase contract in excess of the contractual amount. Approximately $1.6 million of the amount recognized as home and community based services revenue in excess of the contractual amount has been collected through supplemental payments. The supplemental payments received from the payer are in addition to the annual contract amounts we are entitled to receive under our annual block purchase contract for services rendered and are at the discretion of the payer. Due to the discretionary nature of the supplemental payments and despite the fact that we have been awarded such payments historically under our annual block purchase contract, historical supplemental payments are not necessarily indicative of future supplemental payments that we may receive.
(3)	Managed entity revenue represents revenues of the not-for-profit social services organizations we manage. Although these revenues are not our revenues, because we are responsible for substantially all of the business operations of these entities and a significant portion of our management fees is based on a percentage of their revenues, we believe that the presentation of managed entity revenue provides investors with an additional measure of the size and depth of the operations under our direction and can help them understand trends in our management fee revenue.
(4)	“States served,” “Locations,” “Employees” and “Contracts” data are as of the end of the period for owned and managed entities. “Clients” data represents the number of clients served during the last month of the period presented for owned and managed entities. “States served” includes the District of Columbia. “Direct” refers to the employees, contracts and clients related to contracts made directly with payers. “Managed” refers to the employees, contracts and clients related to management agreements with not-for-profit social services organizations. Employees are designated according to their primary employer although employees may provide services under both direct and managed contracts.
(5)	As adjusted for this offering. See “Use of Proceeds.”
(6)	Includes our deposit with the sellers in December 2003 of the $820,000 cash purchase price associated with our January 2004 acquisition of the remaining 50% interest in Rio Grande Management.

RISK FACTORS

Before you invest in our common stock, you should understand the high degree of risk involved. You should consider carefully the following risks and other information contained, or incorporated by reference, in this prospectus, including the “Management’s Discussion and Analysis of Financial Condition and Results of Operation” section included in our annual report on Form 10-K for the year ended December 31, 2005 and our historical consolidated financial statements and related notes and pro forma financial information, before you decide to purchase shares of our common stock. If any of the events or conditions described below actually occurs, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our common stock could decline, perhaps significantly.

Risks related to our business

Changes in budgetary priorities of the government entities that fund the services we provide could result in our loss of contracts or a decrease in amounts payable to us under our contracts.

Our revenue is largely derived from contracts that are directly or indirectly paid or funded by government agencies. All of these contracts are subject to legislative appropriations and state budget approval. Consequently, a significant decline in government expenditures, shift of expenditures or funding away from programs that call for the types of services that we provide or change in government contracting or funding policies could cause payers to terminate their contracts with us or reduce their expenditures under those contracts, either of which could have a negative impact on our future operating results.

The availability for funding under our contracts with state governments is dependent in part upon federal funding to states. Recent changes in Medicaid methodology may further reduce the availability of federal funds to states in which we provide services. Among the alternative Medicaid funding approaches that states have explored are provider assessments as tools for leveraging increased Medicaid federal matching funds. Provider assessment plans generate additional federal matching funds to the states for Medicaid reimbursement purposes, and implementation of a provider assessment plan requires approval by the Centers for Medicare and Medicaid Services in order to qualify for federal matching funds. These plans usually take the form of a bed tax or a quality assessment fee, which were required to be imposed uniformly across classes of providers within the state, except that such taxes only applied to Medicaid health plans.

However, the Deficit Reduction Act of 2005, which was signed into law on February 8, 2006 requires states that desire to impose provider taxes, subject to certain transitional periods, to impose taxes on all managed care organizations, not just Medicaid managed care organizations. This uniformity requirement as it relates to taxing all managed care organizations may make states more reluctant to use provider assessments as a vehicle for raising matching funds and, thus, reduce the amount of funding that the states receive and have available. Moreover, under the Deficit Reduction Act, states may be allowed to reduce the benefits provided to certain Medicaid enrollees, which could affect the services that states contract for with us. We cannot make any assurances that these Medicaid changes will not negatively affect the funding under our contracts.

Currently, all of the states in which we operate are facing budgetary shortfalls. While to date we have not experienced any rate or contract reductions as a result of these budgetary shortfalls, we are not immune to such consequences. In addition, in some states eligibility requirements for social services clients have been tightened to stabilize the number of eligible clients, which reduces the size of our potential market in those states. While many of these states are dealing with budgetary concerns by shifting costs from institutional care to home and community based care such as we provide, there is no assurance that this trend will continue.

Our contracts are not only short-term in nature but can also be terminated prior to expiration, without cause and without penalty to the payers, and there can be no assurance that they will survive until the end of their stated terms or that upon their expiration these contracts will be renewed or extended.

Most of our contracts contain base periods of only one year. While some of them also contain options for renewal, usually successive six month or one year terms, payers are not required to extend their contracts into these option periods. In addition, a significant number of our contracts not only allow the payer to terminate the contract immediately for cause (such as for our failure to meet our contract obligations) but also permit the payer to terminate the contract at any time prior to its stated expiration date without cause, at will and without penalty to the payer, either upon the expiration of a short notice period, typically 30 days, and/or immediately, in the event federal or state appropriations supporting the programs serviced by the contract are reduced or eliminated. The failure of payers to renew or extend significant contracts or their early termination of significant contracts could adversely affect our financial performance. We cannot anticipate if, when or to what extent a payer might terminate its contract with us prior to its expiration or fail to renew or extend its contract with us.

Each of our contracts is subject to audit and modification by the payers with whom we contract, in their sole discretion.

Our business depends on our ability to successfully perform under various government funded contracts. The payers under these contracts can review our performance, as well as our records, accounting and general business practices, at any time and may, in their discretion:

•	suspend or prevent us from receiving new contracts or extending existing contracts because of violations or suspected violations of procurement laws or regulations;

•	terminate or modify our existing contracts;

•	reduce the amount we are paid under our existing contracts; and/or

•	audit and object to our contract related fees.

As a government contractor, we are subject to an increased risk of litigation and other legal actions and liabilities.

As a government contractor, we are subject to an increased risk of investigation, criminal prosecution, civil fraud and/or whistleblower lawsuits and other legal actions and liabilities not often faced by companies that do not provide government sponsored services. The occurrence of any of these actions, regardless of the outcome, could disrupt our operations and cause us added expense and could limit our ability to obtain additional contracts in other jurisdictions.

A loss of our status as a licensed provider in any jurisdiction could result in the termination of a number of our contracts, which could negatively impact our revenues.

If we lost our status as a licensed provider in any jurisdiction, the contracts under which we provide services in that jurisdiction would be subject to termination. Moreover, such an event could constitute a violation of provisions of our contracts in other jurisdictions, resulting in further contract terminations.

If we fail to satisfy our contractual obligations, we could be liable for damages and financial penalties and harm our ability to keep our existing contracts or obtain new contracts.

Our failure to comply with our contract obligations could, in addition to providing grounds for immediate termination of the contract for cause, negatively impact our financial performance and damage our reputation, which, in turn, could have a material adverse effect on our ability to obtain new contracts. Our failure to meet contractual obligations could also result in substantial actual and consequential damages. The termination of a contract for cause could, for instance, subject us to liability for excess costs incurred by a payer in obtaining similar services from another source. In addition, our contracts require us to indemnify payers for our failure to meet standards of care, and some of them contain liquidated damages provisions and financial penalties that we must pay if we breach these contracts.

We derive a significant amount of our revenues from a few providers, which puts us at risk.

We provide, or manage the provision of, government sponsored social services pursuant to 527 contracts. One of these contracts, our contract with The Community Partnership of Southern Arizona, referred to as CPSA, an Arizona not-for-profit organization, which is our oldest contract and our only annual block contract, generated approximately 11.6% and 12.1% of our revenues for the years ended December 31, 2004 and 2005, respectively. Our next five largest revenue producing contracts represented, in the aggregate, approximately 23.2% and 19.6%, respectively, of our revenues for such periods. The loss of, reduction in amounts generated by, or changes in methods or regulations governing payments for our services under these contracts could materially reduce our revenue.

Effective July 1, 2005, our contract with CPSA requires us to provide a sufficient level of encounters to support the year-to-date payments received under the contract and provide necessary services that may exceed the associated reimbursement.

Our agreement with CPSA specifies that we are to provide or arrange for behavioral health services to certain eligible populations of beneficiaries as defined in the contract. We must provide a full range of behavioral health clinical, case management, therapeutic and administrative services. There is no contractual limit to the number of eligible beneficiaries that may be assigned to us, or a limit to the level of services that may be provided to these beneficiaries. Therefore, we are at-risk if the costs of providing necessary services exceed the associated reimbursement.

Under our CPSA contract, we are required to regularly submit service encounter data to CPSA electronically, and CPSA is obligated to monitor the service encounter value. If at any time the service encounter value is not sufficient to support the year-to-date payments made to us or if we fail to provide data sufficient to permit accurate monitoring of our service encounter value, CPSA has the right to suspend payments to us or recoup funds already paid to us.

We recognize revenue from our CPSA contract equal to the service encounter value, which represents the value of the actual services rendered. CPSA monitors our service encounter value based upon data submitted by us electronically. If our service encounter value exceeds amounts paid to us under this contract (equal to one-twelfth of the annual contract amount on a monthly basis), we recognize revenue equal to the amount that yields a ratio of the service encounter value to revenue of 90%. For the first six months of this contract (July 1, 2005 to December 31, 2005), the amount of revenue we recognized in excess of amounts paid to us year-to-date amounted to approximately $2.0 million. While we believe the additional revenue over the contractual amount is collectible based on CPSA’s history of making additional payments to us, collection is subject to CPSA’s discretion and dependent upon sufficient funds allocated by the State of Arizona. If CPSA does not pay us for our service encounter value in excess of the contractual amount, the impact of not receiving such payment could have a material adverse affect on our financial position, results of operation and cash flows.

If our encounter value is not sufficient to support year-to-date payments made to us or if we fail to provide data sufficient to permit accurate monitoring of our encounters, CPSA can suspend payments to us. CPSA has not suspended payments to us nor have we returned any amounts to CPSA. While we do not anticipate that we will be required to return any amounts to CPSA, and while we believe that our service encounter data is sufficient to support all amounts paid to us under the contract, there can be no assurances that this will be the case.

If we fail to estimate accurately the cost of performing certain contracts, we may incur losses on these contracts.

Under our fee-for-service contracts, we receive fees based on our interactions with government sponsored clients. To earn a profit on these contracts, we must accurately estimate costs incurred in providing services. Our risk on these contracts is that our client population is not large enough to cover our fixed costs, such as rent and other overhead. Our fee-for-service contracts are not reimbursed on a cost basis and therefore, if we fail to estimate our costs accurately, we may incur losses on these contracts.

Approximately 16.2% of our revenues for the year ended December 31, 2005 were derived from cost based service contracts for which we record revenue at one-twelfth of the annual contract amount less allowances for certain contingencies, which puts us at risk that we may be required to subsequently refund a portion of our recorded revenues for such contracts.

With our acquisition of Choices Group, Inc., Aspen MSO, LLC and College Community Services, collectively referred to as the Aspen companies, in July 2004, we acquired certain cost based service contracts that require us to allow for contingencies such as budgeted costs not incurred, excess cost per service over the allowable contract rate and/or an insufficient number of encounters. For the year ended December 31, 2005, revenues from these contracts represented approximately 16.2% of our total revenues for the period. In cases where funds paid to us exceed the allowable costs to provide services under the contracts, we may be required to pay back the excess funds.

Our results of operations will fluctuate due to seasonality.

Our quarterly operating results and operating cash flows normally fluctuate as a result of seasonal variations in our business, principally due to lower client demand for our home and community based services during the holiday and summer seasons. Historically, these seasonal variations have had a nominal affect on our operating results and operating cash flows. As we have grown our home and community based services business our exposure to seasonal variations has grown and will continue to grow, particularly with respect to our school based services, educational services and tutoring services with the acquisition of Children’s Behavioral Health, Inc. and A to Z In-Home Tutoring, LLC. We experience lower home and community based services revenue when school is not in session. Our expenses, however, do not vary significantly with these changes and, as a result, such expenses do not fluctuate significantly on a quarterly basis. We expect quarterly fluctuations in operating results and operating cash flows to continue as a result of the uneven seasonal demand for our home and community based services. In addition, as we enter new markets, we could be subject to additional seasonal variations along with any competitive response to our entry by other social services providers. As a result of these factors, quarter-to-quarter comparisons of our operating results may not be a good indicator of our future performance. Further, it is possible that in any future quarter our operating results could be below the expectations of investors and any published reports or analyses regarding our company. In that event, the price of our common stock could decline substantially.

While we obtain some of our business through responses to government requests for proposals, we may not be awarded contracts through this process in the future, and contracts we are awarded may not be profitable.

We obtain, and will continue to seek to obtain, a significant portion of our business from state or local government entities. To obtain business from government entities, we are often required to respond to requests for proposals, or RFPs. To propose effectively, we must accurately estimate our cost structure for servicing a proposed contract, the time required to establish operations and the terms of the proposals submitted by competitors. We must also assemble and submit a large volume of information within rigid and often short timetables. Our ability to respond successfully to RFPs will greatly impact our business. We may not be awarded contracts through the RFP process, and our proposals may not result in profitable contracts.

If we fail to establish and maintain important relationships with officials of government entities and agencies, we may not be able to successfully procure or retain government-sponsored contracts, which could negatively impact our revenues.

To facilitate our ability to procure or retain government-sponsored contracts, we rely in part on establishing and maintaining relationships with officials of various government entities and agencies. These relationships enable us to provide informal input and advice to the government entities and agencies prior to the development of an RFP or program for privatization of social services and enhance our chances of procuring contracts with these payers. The effectiveness of our relationships may be reduced or eliminated with changes in the personnel holding various government offices or staff positions. We also may lose key personnel who have these relationships. We may be unable to successfully manage our relationships with government entities and agencies and with elected officials and appointees. Any failure to establish, maintain or manage relationships with government and agency personnel may hinder our ability to procure or retain government-sponsored contracts.

The federal government may refuse to grant consents and/or waivers necessary to permit for-profit entities to perform certain elements of government programs.

Under current law, in order to privatize certain functions of government programs the federal government must grant a consent and/or waiver to the petitioning state or local agency. If the federal government does not grant a necessary consent or waiver or withdraw approval of any granted waiver, the state or local agency will be unable to contract with a for-profit entity, such as us, to provide the service. Failure by state or local agencies to obtain consents and/or waivers could adversely affect our continued business and future growth.

Our business could be adversely affected by future legislative changes that hinder or reverse the privatization of social services.

The market for our services depends largely on federal, state and local legislative programs. These programs can be modified or amended at any time. Moreover, part of our growth strategy includes aggressively pursuing opportunities created by the federal, state and local initiatives to privatize the delivery of social services. However, there are opponents to the privatization of social services and, as a result, future privatization of social services is uncertain. If additional privatization initiatives are not proposed or enacted, or if previously enacted privatization initiatives are challenged, repealed or invalidated, our growth could be adversely impacted.

Our strategic relationships with certain not-for-profit and tax exempt entities are subject to tax and other risks.

Since some government agencies prefer or require contracts for privatized social services to be administered through not-for-profit organizations, we rely heavily on our relationships with not-for-profit organizations to provide services to these government agencies. We currently maintain strategic relationships with 17 not-for-profit social services organizations with which we have management contracts, 14 of which are tax exempt organizations.

Federal tax laws require that the boards of directors of not-for-profit tax exempt organizations be independent. Although currently the boards of directors of the tax exempt not-for-profit organizations for which we provide management services are independent, prior to July 2003, our employees constituted a majority of the boards of three of these organizations. If, as a result of such past practices, we and/or these managed entities were ever found to be in violation of these federal tax laws, we and they could be subject to penalties and, as described below, the tax exempt status of these managed entities could be jeopardized.

Federal tax laws also require that the management fees we charge the not-for-profit entities we manage be at fair market rates. Prior to July 2003, however, these management contracts contained a provision that permitted us to earn bonuses to our management fee dependent upon the managed entity’s operating results. In connection with our renegotiation of our fee arrangement with these entities, we amended these agreements as of July 1, 2003, at which time we removed the bonus provision. If the Internal Revenue Service, referred to as the IRS, determined that any tax exempt organization was paying more than market rates for services performed by us, and further determined that we were, at the time those rates were set, in a position to exercise substantial influence over the affairs of the tax exempt organization (through our past majority positions on the board of directors or otherwise), the IRS could sanction us and the tax exempt organization, including levying a penalty against us of 25% of the amount paid in excess of the market rates for the services provided and the return of all excess benefit amounts, plus interest, to the tax exempt organization. If the excess benefit amount were not returned, an additional penalty equal to 200% of the excess benefit could be imposed on us.

Generally, under state law, not-for-profit entities may pay no more than reasonable compensation for services rendered. If the compensation paid to us by a not-for-profit entity were to be deemed unreasonable, then the state could take action against the not-for-profit entity, such as terminating the entity’s not-for-profit status and its contract with the state, which could cause a decline in our management fee revenues.

In addition, until September 2003, three of these not-for-profit organizations were co-borrowers on our credit facility and their receivables were pledged as additional collateral under the facility. As the manager of these entities, we drew down on the line of credit under our credit facility on their behalf and advanced the borrowings to them for their operating expenses. In September 2003, these entities were removed as co-borrowers under our credit facility, and their assets were removed as collateral from our line of credit.

As a result of our relationships with these tax exempt organizations, including our employees’ past majority positions on the boards of directors of some of them, the terms of our management contracts with these organizations and/or the shared borrowing relationship we previously had with some of them, the IRS could propose to revoke the tax exempt status of some or all of these tax exempt organizations. If the IRS were successful in revoking the tax exempt status of any of these tax exempt organizations, such organization would likely be treated as a taxable entity from the time of the event or events that caused the exempt status to be revoked. In addition, state authorities could investigate and take action against the not-for-profit status of these organizations for similar reasons. A state attorney general could also take action to dissolve a state not-for-profit organization that could result in our loss of the organization’s contract(s) for services. The loss of federal tax exempt and/or not-for-profit status would adversely affect the ability of these organizations to be exempt from certain federal taxes and could have the same impact on state taxes. The imposition of federal and/or state taxes on such organizations could reduce the funds available to pay our management fees. Further, these organizations’ existing payers may terminate or fail to renew or extend their contracts with the tax exempt organizations if IRS or state controversies of this type were threatened or were to occur. The loss of such contracts could have a negative effect on our earnings.

Government unions may oppose privatizing government programs to outside vendors such as us, which could limit our market opportunities.

Our success depends in part on our ability to win contracts to administer and manage programs traditionally administered by government employees. Many government employees, however, belong to labor unions with considerable financial resources and lobbying networks. These unions could apply political pressure on legislators and other officials seeking to privatize government programs. Union opposition could result in our losing government contracts or being precluded from providing services under government contracts.

Inaccurate, misleading or negative media coverage could damage our reputation and harm our ability to procure government sponsored contracts.

The media sometimes provides news coverage about our contracts and the services we provide to clients. This media coverage, if negative, could influence government officials to slow the pace of privatizing government services. Moreover, inaccurate, misleading or negative media coverage about us could harm our reputation and, accordingly, our ability to obtain government sponsored contracts.

We may incur costs before receiving related revenues, which could result in cash shortfalls.

When we are awarded a contract to provide services, we may incur expenses before we receive any contract payments. These expenses include leasing office space, purchasing office equipment and hiring personnel. As a result, in certain large contracts where the government does not fund program start-up costs, we may be required to invest significant sums of money before receiving related contract payments. In addition, payments due to us from payers may be delayed due to billing cycles or as a result of failures to approve government budgets in a timely manner. Moreover, any resulting cash shortfall could be exacerbated if we fail to either invoice the payer or to collect our fee in a timely manner.

Our business is subject to risks of litigation.

We are in the human services business and therefore are subject to claims alleging we did not properly treat an individual or failed to properly diagnose and/or care for a client. We carry professional liability and general liability insurance and have an umbrella liability insurance policy, which provide us with aggregate coverage limits of $2.0 million per occurrence and an annual combined policy aggregate limit of $4.0 million. A substantial award could have a material adverse impact on our operations and cash flow and could adversely impact our ability to continue to purchase appropriate liability insurance. We are also subject to claims for negligence or intentional misconduct (in addition to professional liability type claims) by an employee, including but not limited to, claims arising out of accidents involving employees driving to or from interactions with clients or assault and battery. We are also subject to employee related claims such as wrongful discharge or discrimination or a violation of equal employment law. While we are insured for these types of claims, damages exceeding our insurance limits or outside our insurance coverage, such as a claim for fraud, could adversely affect our cash flow and financial condition. Furthermore, we are subject to miscellaneous errors and omissions liability relative to the various management agreements we have with the not-for-profit entities we manage. In the event of a claim and depending on, among other things, the circumstances, allegations, and size of the management contract, we could be subject to damages that could have a material adverse impact on our financial condition and results of operations.

Our use of a self-insurance program to cover certain claims for losses suffered and costs or expenses incurred could negatively impact our business upon the occurrence of an uninsured event.

In May 2005, we adopted a program of self-insurance with regard to a substantial portion of our general and professional liability and workers’ compensation costs and the general and professional liability and workers’ compensation costs of certain designated entities managed by us under reinsurance programs through our wholly-owned captive insurance subsidiary. In the event that our actual reinsured losses and the reinsured losses of the certain designated entities managed by us increase unexpectedly or exceed our estimated reinsured losses under the program, the aggregate of such losses could materially increase our liability and adversely affect our financial condition, liquidity, cash flows and results of operations. In addition, as the availability to us of certain traditional insurance coverage diminishes or increases in costs, we will continue to evaluate the levels of claims we include in our self-insurance program. Any increases to this program increase our risk exposure and therefore increase the risk of a possible material adverse effect on our financial condition, liquidity, cash flows and results of operations.

We could be subject to significant state regulation and potential sanctions if our healthcare benefits program is deemed to be a multiple employer welfare arrangement.

For the purpose of managing and providing employee healthcare benefits we deem ourselves to be a single employer under Section 3(5) of ERISA with regard to our own employees as well as the employees of certain of our managed entities covered by our healthcare benefit program. The Department of Labor, or DOL, or individual states could disagree with our interpretation and consider our program to be a multiple employer welfare arrangement, or MEWA, and, as such, subject to regulation by state insurance commissions. If involuntarily deemed a MEWA, our cost to manage the state-by-state regulatory environment for the self-funded portion of our health insurance program would be prohibitive and we could, as a result, elect to maintain our self-funded health insurance plan only for our owned entities, forcing the three managed entities currently included in our self-funded plan to negotiate and purchase their own health benefits. In addition, if our healthcare benefits program is determined to be a MEWA, civil and/or criminal sanctions are possible.

We face substantial competition in attracting and retaining experienced social service professionals, and we may be unable to grow our business if we cannot attract and retain qualified employees.

Our success depends to a significant degree on our ability to attract and retain highly qualified and experienced social service professionals who possess the skills and experience necessary to deliver high quality services to our clients. Our objective of providing the highest quality of service to our clients is strongly considered when we evaluate education, experience and qualifications of potential candidates for employment as direct care and administrative staff. To that end, we attempt to hire professionals who have attained a bachelors degree, masters degree or higher level of education and certification or licensure as direct care social service providers and administrators. These employees are in great demand and are likely to remain a limited resource for the foreseeable future. We must quickly hire project leaders and case management personnel after a contract is awarded to us. Contract provisions and client needs determine the number, education and experience levels of social service professionals we hire. We continually evaluate client census, case loads and client eligibility to determine our staffing needs under each contract. Our ability to attract and retain employees with the requisite experience and skills depends on several factors including, but not limited to, our ability to offer competitive wages, benefits and professional growth opportunities. Some of the companies with which we compete for experienced personnel have greater financial resources and name recognition than we do. The inability to attract and retain experienced personnel could have a material adverse effect on our business.

Our success depends on our ability to manage growing and changing operations.

Since 1996, our business has grown significantly in size and complexity. This growth has placed, and is expected to continue to place, significant demands on our management, systems, internal controls and financial and physical resources. In addition, we expect that we will need to further develop our financial and managerial controls and reporting systems to accommodate future growth. This could require us to incur expenses for hiring additional qualified personnel, retaining professionals to assist in developing the appropriate control systems and expanding our information technology infrastructure. The nature of our business is such that qualified management personnel can be difficult to find. Our inability to manage growth effectively could have a material adverse effect on our financial results.

Any acquisition that we undertake could be difficult to integrate, disrupt our business, dilute stockholder value and harm our operating results.

We anticipate that we will continue making strategic acquisitions as part of our growth strategy. We have made a number of acquisitions since our inception, including 11 since our initial public offering in August 2003. The success of these and other acquisitions depends in part on our ability to integrate acquired companies into our business operations. There can be no assurance that the companies acquired will continue to generate income at the same historical levels on which we based our acquisition decisions, that we will be able to maintain or renew the acquired companies’ contracts, that we will be able to realize operating and economic efficiencies upon integration of acquired companies or that the acquisitions will not adversely affect our results of operations or financial condition.

We continually review opportunities to acquire other businesses that would complement our current services, expand our markets or otherwise offer growth opportunities. In connection with some acquisitions, we could issue stock that would dilute existing stockholders’ percentage ownership and/or we could incur or assume substantial debt or assume contingent liabilities. Acquisitions involve numerous risks, including, but not limited to, the following:

•	problems assimilating the purchased operations;

•	unanticipated costs and legal or financial liabilities associated with an acquisition;

•	diversion of management’s attention from our core businesses;

•	adverse effects on existing business relationships with customers;

•	entering markets in which we have limited or no experience;

•	potential loss of key employees of purchased organizations;

•	the incurrence of excessive leverage in financing an acquisition;

•	failure to maintain and renew contracts;

•	unanticipated operating, accounting or management difficulties in connection with an acquisition; and

•	dilution to our earnings per share.

We cannot assure you that we will be successful in overcoming problems encountered in connection with any acquisition, and our inability to do so could disrupt our operations and adversely affect our business.

Our future debt obligations could impair our liquidity and financial condition.

Although we intend to use proceeds from this offering to repay all of our outstanding borrowings under our credit facility, leaving us with minimal outstanding debt, we may incur debt in the future in connection with our acquisition strategy and for other corporate opportunities. If we do so, these debt obligations could pose risk to you by:

•	making it more difficult for us to satisfy our obligations;

•	requiring us to dedicate a substantial portion of our cash flow to payments on our debt obligations, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other corporate requirements;

•	impeding us from obtaining additional financing in the future for working capital, capital expenditures, acquisitions and general corporate purposes; and

•	making us more vulnerable if a downturn in our business occurs and limiting our flexibility to plan for, or react to, changes in our business.

If we were to fail to make any required payment under the agreements governing our indebtedness or fail to comply with the financial and operating covenants contained in these agreements, we would be in default. A default could have a significant adverse effect on the market value and marketability of our common stock. Our lenders would have the ability to require that we immediately pay all outstanding indebtedness. If the lenders were to require immediate payment, we might not have sufficient assets to satisfy our obligations under our credit facility, our subordinated notes or our other indebtedness. In such event, we could be forced to seek protection under bankruptcy laws, which could have a material adverse effect on our existing contracts and our ability to procure new contracts as well as our ability to recruit and/or retain employees.

Our success depends on our ability to compete effectively in the marketplace.

We compete for clients and for contracts with a variety of organizations that offer similar services. Most of our competition consists of local social service organizations that compete with us for local contracts, such as United Way supported agencies and faith-based agencies such as Catholic Social Services, Jewish Family and Children’s Services and the Salvation Army. Other competitors include local, not-for-profit organizations and community based organizations. Historically, these types of organizations have been favored in our industry as incumbent providers of services to government entities. We also compete with larger companies, such as Maximus, Inc., whose government operations group administers and manages welfare program services, childcare support enforcement, Medicaid enrollment and other consulting services for state and local governments. National Mentor, Inc. is the country’s largest provider of foster care services and competes with us in existing markets for foster care services. In addition, many institutional providers offer some type of community based care including such organizations as Cornell Companies, Inc., Res-Care, Inc., Psychiatric Solutions, Inc. and The Devereaux Foundation. Some of these companies have greater financial, technical, political, marketing, name recognition and other resources and a larger number of clients and/or payers than we do. In addition, some of these companies offer more services than we do. We have experienced, and expect to continue to experience, competition from new entrants into our markets. Increased competition may result in pricing pressures, loss of or failure to gain market share or loss of clients or payers, any of which could harm our business.

Our business is subject to state licensing regulations and other regulatory provisions, including regulatory provisions governing surveys, audits, anti-kickbacks, self-referrals, false claims and The Health Insurance Portability and Accountability Act of 1996, and changes to or violations of these regulations could negatively impact our revenues.

In many of the locations where we operate, we are required by state law to obtain and maintain licenses. The applicable state and local licensing requirements govern the services we provide, the credentials of staff, record keeping, treatment planning, client monitoring and supervision of staff. The failure to maintain these licenses or the loss of a license could have a material adverse impact on our business and could prevent us from providing services to clients in a given jurisdiction. Most of our contracts are subject to surveys or audit by our payers. We are also subject to regulations that restrict our ability to contract directly with a government agency in certain situations. Such restrictions could affect our ability to contract with certain payers. In addition, we are or may be subject to anti-kickback, self-referral and false claim laws. Violations of these laws may result in significant penalties, including repayment of any amounts alleged to be overpayments or in violation of such laws, criminal fines, civil money penalties, damages, imprisonment, a ban from participation in federally funded healthcare programs and/or bans from obtaining government contracts. Such fines and other penalties could negatively impact our business by decreasing profits due to repayment of overpayments or from the imposition of fines and damages, damaging our reputation and diverting our management resources.

Due to our access, use or disclosure of health information relating to individuals, we are subject to the privacy mandates of the Health Insurance Portability and Accountability Act of 1996, or HIPAA. HIPAA mandates, among other things, the adoption of standards to enhance the efficiency and simplify the administration of the nation’s healthcare system. HIPAA requires the DHHS to adopt standards for electronic transactions and code sets for basic healthcare transactions such as payment, eligibility and remittance advices, or “transaction standards,” privacy of individually identifiable health information, or “privacy standards,” security of individually identifiable health information, or “security standards,” electronic signatures, as well as unique identifiers for providers, employers, health plans and individuals and enforcement. Final regulations have been issued by the DHHS for the privacy standards, certain of the transaction standards and security standards. As a healthcare provider, we are required to comply in our operations with these standards and are subject to significant civil and criminal penalties for failure to do so. In addition, in connection with providing services to customers that also are healthcare providers, we are required to provide satisfactory written assurances to those customers that we will provide those services in accordance with the privacy standards and security standards. HIPAA has and will require significant and costly changes for our company and others in the healthcare industry. Compliance with the privacy standards became mandatory in April 2003, compliance with the transaction standards became mandatory in October 2003 (although full implementation was delayed with respect to the Medicare program until October 2005), and compliance with the security standards became mandatory in April 2005.

In February 2006, DHHS published its Final Rule on Enforcement of the HIPAA Administrative Simplification provisions, including the transaction standards, the security standards and the privacy rule. This enforcement rule addresses, among other issues, DHHS’s policies for determining violations and calculating civil money penalties, how DHHS will address the statutory limitations on the imposition of civil money penalties, and various procedural issues.

We have appointed an internal committee to maintain our privacy and security policies regarding client information in compliance with HIPAA. This committee is responsible for training our employees, including our regional and local managers and staff, to comply with HIPAA and monitoring compliance with the policy. However, like other businesses subject to HIPAA regulations, we cannot fully predict the total financial or other impact of these regulations on us. The costs associated with our ongoing compliance could be substantial, which could negatively impact our profitability.

Risks related to this offering

The market price of our common stock may be volatile.

Our common stock is quoted on the Nasdaq National Market, which market has from time to time experienced, and is likely to experience in the future, extreme price and volume fluctuations. This market volatility, as well as general economic or political conditions, could reduce the market price of our common stock regardless of our operating performance. Additional factors that could cause the market price of our common stock to fluctuate are announcements of contracts won by our competitors, failures by our payers to renew our existing contracts, changes in market valuations of our competitors, or introductions of new products or services by our competitors, all of which are outside our control. In addition, our operating results could be below the expectations of investment analysts and investors and, in response, the market price of our common stock may decrease significantly and prevent investors from reselling their shares of our common stock at or above the offering price. In the past, companies that have experienced volatility in the market price of their stock have been the subjects of securities class action litigation. If we were the subject of securities class action litigation, it could result in substantial costs, liabilities and a diversion of management’s attention and resources, which could have a material adverse effect upon our business and operating results. Finally, we have experienced and could in the future experience low daily trading volumes in our stock, which could adversely affect a stockholder’s ability to sell a large number of shares without adversely impacting the market price of our common stock.

Future sales of our common stock may cause the prevailing market price to decrease.

As of April 4, 2006, we had outstanding derivative securities (consisting entirely of stock options granted under our 1997 stock option and incentive plan and our 2003 stock option plan) exercisable for the purchase of 1,222,651 shares of our common stock, all of which were immediately exercisable. We also had another 4,871 shares of our common stock reserved for issuance upon the exercise of stock options that may be granted in the future under our 2003 stock option plan. All of these shares have been registered under the Securities Act of 1933, as amended, pursuant to registration statements on Form S-8. The sale of shares issued upon the exercise of stock options could dilute your investment in our common stock and negatively affect our stock price.

In addition, after this offering, we will still have an aggregate of 26,842,649 shares of our common stock authorized and not yet issued or reserved against. In general, we may issue all of these shares, including in connection with acquisitions, without any action or approval by our stockholders.

Fletcher McCusker, our chairman of the board and chief executive officer, has entered into a lock-up agreement with the underwriters and, with certain exceptions, has agreed not to sell or otherwise dispose of any of his shares of our common stock (other than those being sold by him as a selling stockholder in this offering) for a period of 90 days after the date of this prospectus. After this lock-up period, however, Mr. McCusker could sell his shares. We cannot predict whether following this offering substantial amounts of our common stock will be sold in the open market in anticipation of, or following, any future divestiture of our shares by Mr. McCusker or other of our officers or directors or by any of our principal stockholders.

If a large number of shares of our common stock are sold in the open market after this offering, or if the market perceives that such sales will occur, the trading price of our common stock could decrease. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional common stock.

As we have not historically paid a cash dividend and do not anticipate paying cash dividends in the future, you should not expect any return on your investment except through appreciation, if any, in the value of our common stock.

You should not rely on an investment in our common stock to provide dividend income, as we have not paid any cash dividends on our common stock and do not plan to pay dividends on our common stock in the foreseeable future. In addition, our ability to pay dividends is prohibited by the terms of our loan and security agreement with CIT Healthcare LLC (formerly known as Healthcare Business Credit Corporation), referred to as CIT, if there is a default under such agreement or if the payment of a dividend would result in a default. Thus, if you are to receive any return on your investment in our common stock it will likely have to come from the appreciation, if any, in the value of our common stock. The payment of future cash dividends, if any, will be reviewed periodically by our board of directors and will depend upon, among other things, our financial condition, funds from operations, the level of our capital and development expenditures, any restrictions imposed by present or future debt instruments and changes in federal tax policies, if any.

Provisions in our corporate documents and our certificate of incorporation and bylaws, as well as Delaware General Corporation Law, may hinder a change of control.

Provisions of our certificate of incorporation and bylaws, as well as provisions of the Delaware General Corporation Law, could discourage unsolicited proposals to acquire us, even though such proposals may be beneficial to you. These provisions include:

•	a classified board of directors that cannot be replaced without cause by a majority vote of our stockholders;

•	our board of director’s authorization to issue shares of preferred stock, on terms as the board of directors may determine, without stockholder approval; and

•	provisions of Delaware General Corporation Law that restrict many business combinations.

We are subject to the provisions of Section 203 of the Delaware General Corporation Law, which could prevent us from engaging in a business combination with a 15% or greater stockholder for a period of three years from the date it acquired such status unless appropriate board or stockholder approvals are obtained.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes “forward-looking statements” based on our current expectations, assumptions, estimates and projections about our business and our industry. They include statements relating to, among other things:

•	future revenues, expenses and profitability;

•	the future development and expected growth of our business;

•	the future growth of government social services;

•	projected capital expenditures;

•	competition;

•	the effectiveness, quality and cost of our services;

•	our ability to continue identifying and pursuing acquisition opportunities; and

•	the acceptance of privatized social services.

You can identify forward-looking statements by the use of words such as “may,” “should,” “will,” “could,” “estimates,” “predicts,” “potential,” “continue,” “anticipates,” “believes,” “plans,” “expects,” “future” and “intends” and similar expressions which are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control and difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. In evaluating these forward-looking statements, you should carefully consider the risks and uncertainties described in “Risk Factors” above and elsewhere in this prospectus or in documents incorporated by reference into this prospectus. These forward-looking statements reflect our view only as of the date of this prospectus. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements and risk factors contained in this prospectus or in documents incorporated by reference into this prospectus.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the 1,730,000 shares we are offering will be approximately $51,526,800 ($59,670,000 in the event the underwriters’ over-allotment option is exercised in full), after deducting underwriting discounts and approximately $650,000 of estimated offering expenses payable by us. We will not receive any of the net proceeds from the sale of shares by the selling stockholders. See “Selling Stockholders.”

We intend to use the net proceeds to pay down the outstanding borrowings under our credit facility with CIT, which aggregated $17.0 million as of December 31, 2005, and the balance for general corporate purposes, which may include future acquisitions.

Our credit facility with CIT bears interest at the floating rate of LIBOR plus 3.5% to 4% in the case of borrowings under the revolving credit feature of our credit facility, and LIBOR plus 4% to 4.5% in the case of term loans made for acquisitions. The maturity date of the credit facility is June 28, 2010.

While we regularly seek and evaluate possible acquisition opportunities, we currently have no agreements or commitments with respect to any material acquisitions. We are currently evaluating the potential acquisition of several target companies that provide the types of services we provide and that range in size from $2.0 million in revenues to $19.0 million in revenues. While we have had preliminary discussions with these candidates, our evaluations of, and discussions with, these candidates are in their early stages and any transaction is subject to extensive due diligence and our board of directors’ approval. There can be no assurance that we will be satisfied with our due diligence findings or that we will make any offers or reach any binding agreements with these or any other potential targets we elect to evaluate.

Pending the application of such proceeds, we expect to invest the proceeds in short-term, interest bearing, investment-grade marketable securities or money market obligations.

PRICE RANGE OF OUR COMMON STOCK

Our common stock, $0.001 par value per share, our only class of common equity, has been quoted on the Nasdaq National Market under the symbol “PRSC” since August 19, 2003. Prior to that time there was no public market for our common stock. As of April 10, 2006, the closing sale price of our common stock as reported on the Nasdaq National Market was $32.20 per share. We estimate that there were approximately 14 holders of record of our common stock on April 10, 2006 and believe that there were at least 2,000 beneficial owners of our common stock whose shares were held in “street name” on such date. The following table sets forth the high and low sales prices per share of our common stock for the periods indicated, as reported on the Nasdaq National Market:

	High	Low
Fiscal Year Ending December 31, 2006
Second Quarter (through April 10, 2006)	$32.69	$27.71
First Quarter	$32.49	$31.20
Fiscal Year Ended December 31, 2005
Fourth Quarter	$33.40	$25.97
Third Quarter	$31.42	$23.33
Second Quarter	$26.65	$22.13
First Quarter	$23.70	$18.61
Fiscal Year Ended December 31, 2004
Fourth Quarter	$22.07	$17.34
Third Quarter	$19.70	$15.42
Second Quarter	$20.00	$16.61
First Quarter	$18.76	$14.98

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock and we do not anticipate paying any such cash dividends in the foreseeable future. Payment of cash dividends will be at the discretion of our board of directors and will depend upon our financial condition, operating results, capital requirements, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant including any changes in federal tax policy. Our ability to pay dividends on our common stock is prohibited by our loan and security agreement with CIT in the event there is a default under such agreement or if the payment of a dividend would result in such a default.

CAPITALIZATION

The following table presents our cash and cash equivalents and capitalization as of December 31, 2005, as follows:

•	on an actual basis; and

•	on an “as adjusted” basis to reflect our receipt of the estimated net proceeds from the sale by us in this offering of 1,730,000 shares of our common stock, after deducting the underwriting discount and estimated offering expenses payable by us, and giving effect to our use of a portion of such proceeds to pay down the amounts outstanding under our credit facility. See “Use of Proceeds.”

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes that are incorporated by reference in this prospectus.

	As of December 31, 2005
	Actual	As adjusted
	(in thousands, except share amounts)
Cash and cash equivalents	$8,994	$43,566

Long-term debt, including current maturities:
Acquisition term loan	$16,955	$—
Revolving line of credit	—	—
Other notes payable	1,369	1,369

Total long-term debt	18,324	1,369
Stockholders’ equity:
Common stock, $0.001 par value, authorized 40,000,000 shares, actual and as adjusted; 9,822,486 shares (including treasury shares) issued and outstanding, actual; 11,552,486 shares (including treasury shares) issued and outstanding, as adjusted	10	12
Preferred stock, $0.001 par value, authorized 10,000,000 shares, actual and as adjusted; none issued and outstanding, actual and as adjusted	—	—
Additional paid-in capital	72,954	124,479
Retained earnings	8,581	8,581
Less 146,905 treasury shares, at cost	(299)	(299)

Total stockholders’ equity	81,246	132,773

Total capitalization	$99,570	$134,142

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table sets forth selected historical consolidated financial data, other financial data and other data. The selected historical financial data for the fiscal years ended December 31, 2003, 2004 and 2005 are derived from our audited consolidated financial statements. You should read this information in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section, and our consolidated financial statements and the related notes, included in our annual report on Form 10-K that has been filed with the SEC and incorporated by reference in this prospectus.

	Fiscal year ended December 31,
	2003(1)	2004(1)	2005(1)(2)
	(in thousands)
Statement of operations data:
Revenues:
Home and community based services	$42,294	$73,106	$115,466
Foster care services	10,513	13,178	15,795
Management fees	6,469	10,682	14,447

Total revenues	59,276	96,966	145,708
Operating expenses:
Client service expense	45,284	71,884	108,939
General and administrative expense	6,209	12,179	18,178
Depreciation and amortization	904	1,325	2,094

Total operating expenses	52,397	85,388	129,211

Operating income	6,879	11,578	16,497
Non-operating (income) expenses:
Interest expense, net	1,562	258	765
Put warrant accretion	631	—	—
Write-off of deferred financing costs	412	—	—
Equity in earnings of unconsolidated affiliate	(64)	—	—

Income before income taxes	4,338	11,320	15,732
Provision for income taxes	1,692	4,235	6,307

Net income	2,646	7,085	9,425
Preferred stock dividends	3,749	—	—

Net income (loss) available to common stockholders	$(1,103)	$7,085	$9,425

	Fiscal year ended December 31,
	2003	2004	2005(1)(2)
	(in thousands except per share data and “Other data”)
Net income (loss) per share data:
Diluted	$(0.25)	$0.76	$0.95
Weighted average shares outstanding:
Diluted	4,432	9,355	9,885
Other financial data:
Managed entity revenue (unaudited)(3)	$62,795	$121,038	$151,037
Management fees	$6,469	$10,682	$14,447
Other data (unaudited)(4):
States served	18	22	26
Locations	99	151	204
Employees	1,721	3,583	4,930
Direct	1,098	1,886	2,531
Managed	623	1,697	2,399
Contracts	202	312	527
Direct	134	196	281
Managed	68	116	246
Clients	13,371	29,066	35,646
Direct	5,729	15,421	18,893
Managed	7,642	13,645	16,453

	As of December 31,		As of December 31, 2005
	2003	2004	Actual	As adjusted(5)
	(in thousands)
Balance sheet data:
Cash and cash equivalents	$15,004	$10,657	$8,994	$43,566
Total assets(6)	53,288	75,921	119,013	153,585
Total current liabilities	7,316	10,590	19,543	15,910
Long-term debt, excluding current portion	2,239	733	14,241	919
Other liabilities	—	—	3,983	3,983
Total stockholders’ equity	43,733	64,598	81,246	132,773

(1)	We completed several acquisitions in the fiscal years ended December 31, 2003, 2004 and 2005, which affects the comparability of the information reflected in the statement of operations data for such periods. See “Business—Our acquisition history” and the year-to-year analysis included in the “Management’s Discussion and Analysis of Financial Condition and Results of Operation” section included in our annual report that is incorporated by reference in this prospectus regarding the effect these transactions had on our financial condition and results of operations for the periods presented.
(2)	Home and community based services revenue for the year ended December 31, 2005 includes approximately $3.6 million of revenue under our annual block purchase contract in excess of the contractual amount. Approximately $1.6 million of the amount recognized as home and community based services revenue in excess of the contractual amount has been collected through supplemental payments. The supplemental payments received from the payer are in addition to the annual contract amounts we are entitled to receive under our annual block purchase contract for services rendered and are at the discretion of the payer. Due to the discretionary nature of the supplemental payments and despite the fact that we have been awarded such payments historically under our annual block purchase contract, historical supplemental payments are not necessarily indicative of future supplemental payments that we may receive.
(3)

Managed entity revenue represents revenues of the not-for-profit social services organizations we manage. Although these revenues are not our revenues, because we are responsible for substantially all of the business operations of these entities and a significant portion of our management fees is based on a percentage of their revenues, we believe that the presentation of managed entity revenue provides investors with an additional measure of the size and depth of the operations under our direction and can help them understand trends in our management fee revenue.

(4)	“States served,” “Locations,” “Employees” and “Contracts” data are as of the end of the period for owned and managed entities. “Clients” data represents the number of clients served during the last month of the period presented for owned and managed entities. “States served” includes the District of Columbia. “Direct” refers to the employees, contracts and clients related to contracts made directly with payers. “Managed” refers to the employees, contracts and clients related to management agreements with not-for-profit organizations. Employees are designated according to their primary employer although employees may provide services under both direct and managed contracts.
(5)	As adjusted for this offering. See “Use of Proceeds.”
(6)	Includes our deposit with the sellers in December 2003 of the $820,000 cash purchase price associated with our January 2004 acquisition of the remaining 50% interest in Rio Grande Management.

BUSINESS

We deliver privatized social services

We provide and manage government sponsored social services. Our counselors, social workers and mental health professionals work with clients who are eligible for government assistance due to income level, emotional/educational disabilities or court order. The state and local government agencies that fund the services we provide are required by law to provide counseling, case management, foster care and other support services to eligible individuals and families. We do not own or operate any hospitals, residential treatment centers or group homes. Instead, we provide care primarily in the client’s home or community, reducing the cost to the government of such services while affording the client a better quality of life. Since our inception, we have grown from 1,333 clients served in a single state to approximately 35,600 clients served, either directly or through our managed entities, from 204 locations in 25 states and the District of Columbia as of December 31, 2005.

Our revenue is derived from our provider contracts with state and local government agencies and government intermediaries and our management contracts with not-for-profit social services organizations. The government entities that pay for our services include welfare, child welfare and justice departments, public schools and state Medicaid programs. Under a majority of the contracts where we provide services directly, we are paid an hourly fee. Under other contracts we receive a set monthly amount or we are paid amounts equal to the costs we incur to provide agreed upon services. Where we contract to manage the operations of a not-for-profit social services provider, we receive a management fee that is either based upon a percentage of the revenues of the managed entity or a predetermined amount.

When we formed our business as a Delaware corporation in 1996, most government social services were delivered directly by governments in institutional settings such as psychiatric hospitals, residential treatment centers or group homes. We recognized that social services could be delivered more economically and effectively in a home or community based setting. Additionally, we anticipated that payers would increasingly seek to privatize the provision of these social services in order to reduce costs and provide quality social services to an increasing number of recipients. Based on this outlook, we developed a system for delivering these services that is less costly and, we believe, more effective than the traditional institutional care system.

Our services

We provide home and community based services, foster care and provider management services, directly and through entities we manage. The following describes such services:

Home and community based counseling

•	Home based and intensive home based counseling. Our home based counselors are trained professionals or para-professionals providing counseling services in the client’s own home. These services average 5 hours per client per week and can include individual, group or family sessions. Topics are prescriptive to each client and can include family dynamics, peer relationships, anger management, substance abuse prevention, conflict resolution and parenting effectiveness training.

We also provide intensive home based counseling, which consists of up to 20 or more hours per client per week. Our intensive home based counselors are masters or Ph.D.-level professional therapists or counselors. Intensive home based counseling is designed for clients struggling to cope with everyday situations. Our counselors are qualified to assist with marital and family issues, depression, drug or alcohol abuse, domestic violence, hyperactivity, criminal or anti-social behavior, sexual misbehavior, school expulsion or chronic truancy and other disruptive behaviors. In the absence of this type of counseling, many of these clients would be considered for 24-hour institutional care or incarceration.

•

Substance abuse treatment services.    Our substance abuse treatment counselors provide services in the office, home and counseling centers designed specially for clients with drug or alcohol abuse problems.

Our counselors use peer contracts, treatment group process and a commitment to sobriety as treatment methods. Our professional counseling, peer counseling and group and family sessions are designed to introduce clients dependent upon drugs or alcohol to a sober lifestyle.

•	School support services. Our professional counselors are assigned to and stationed in public schools to assist in dealing with problematic and at-risk students. Our counselors provide support services such as teacher training, individual and group counseling, logical consequence training, anger management training, gang awareness and drug and alcohol abuse prevention techniques. These services are incorporated into a traditional school curriculum and are provided to any student or group of students referred by a teacher or school counselor.

Foster care

•	Foster care. We recruit and train foster parents and license family foster homes to provide 24-hour care to children who have been removed from their homes due to physical or emotional abuse, abandonment, or the lack of appropriate living situations. We place children individually in a licensed home. Each child is provided 24-hour care and supervision by trained foster parents. Our professional staff and counselors match and supervise the child and foster family. We also provide tutoring and other services to the child and foster family.

•	Therapeutic foster care. We provide therapeutic foster care services. This is a 24-hour care service designed for children exhibiting serious emotional problems who could otherwise require institutional treatment. We recruit, license and train professional foster parents to care for foster children for up to a year of therapeutic intervention. Social, psychological and psychiatric services are provided on a prescriptive basis to each child and therapeutic foster care family by a team of licensed, professional staff.

Not-for-profit managed services

We contract with numerous not-for-profit social service organizations to provide a menu of services under negotiated fee arrangements. These agreements are typically long term, often ten years, and cover a range of management fee structures, from a percentage of revenue to a fixed fee. Typically, we request that these not-for-profit organizations acquire third-party fairness opinions regarding the economics of our management contracts with them.

•	Administrative support, information technology and accounting and payroll services. We typically provide the chief executive officer for the managed organization and manage the back office and administrative functions such as accounting, cash management, billing and collections, human resources and quality management. We assist in the development of policies and procedures and supervise the day to day operations. In many of our contracts we also provide the IT support, for hardware, networking and software support. We also provide the payroll management services for our managed entities along with managing the recruiting and retention of staff. In all cases, we report directly to the not-for-profit organization’s board of directors.

•	Intake, assessment and referral services. We contract on behalf of our managed entities with governments to receive and handle telephone inquiries regarding need and eligibility for government sponsored social services, to arrange for face-to-face interviews and to conduct benefit eligibility reviews. If indicated from the telephone inquiry and/or interviews with the client, we perform an evaluation of need, which may include a psychiatric assessment, psycho-social assessment, a social history and other diagnostic tools. Once eligibility is determined, the client is referred to an appropriate social services provider.

•	Monitoring services. Monitoring services include face-to-face and telephone interactions in which we provide guidance and assistance to clients. This typically includes a strength assessment, a referral to appropriate resources, a home visit and a limited amount of consultation. This service is designed for clients that are not seriously impaired but need assistance in accessing government benefits and services and learning the applicable benefit system.

•	Case management. In providing case management services, we supervise all aspects of an eligible client’s case and assure that the client receives the appropriate care, treatment and resources. As a case manager we are a client’s advocate, arranging for services and following up to ensure that the client receives the necessary and appropriate care and services, and further, that the client complies with the prescribed intervention plan. We maintain the client’s records required by the government unit sponsoring the care. In providing case management, our client contact may be in the office, at home, on the telephone or any combination thereof.

In addition to the social services that we provide, we have entered into several short-term consulting agreements with other social services providers pursuant to which we are providing them with our evaluation of, and recommendations with respect to, their operations. While we do not expect to engage in numerous consulting contracts, we have been able to develop new relationships and prospects by providing consulting expertise.

Our competitive strengths

We believe the following competitive strengths uniquely position us to take advantage of the increase in privatization of government social services and the trend away from institutional care:

•	Lower cost, non-institutional focus. We provide a lower cost alternative to the institutional delivery of social services. Because we do not own or operate any hospital or treatment beds, our operating costs are generally low and variable. We are not burdened by the costs of building, maintaining and financing institutional facilities. Also, by focusing on delivering social services outside of institutional settings, our ability to serve clients is not constrained by a fixed number of beds or the size of a facility.

•	Flexible, decentralized operations model. We provide our services under a decentralized, local model. We operate as a network of local and regional providers who are part of the communities they serve. Our local professionals have developed extensive relationships with payers and a reputation for providing cost effective, quality service to our clients. We believe this model increases our opportunities to obtain contracts. We give local managers responsibility and incentives for local revenue generation. At the same time, we hold our local managers to stringent budgets, allowing us to control costs. Our operations model is easily scalable and allows our employees to focus on, and react quickly to, additional opportunities to provide our services.

•	Diverse payer and revenue base. We generate revenue directly and on behalf of the entities whose operations we manage pursuant to over 527 contracts with payers as of December 31, 2005. Virtually all of these payers are local and state government agencies and government intermediaries, each of which determines its own rates for services. While the federal government ultimately provides a significant portion of our payers’ funding, we do not currently contract directly with the federal government, and our contract rates are not federally determined.

•	Experienced management team. The members of our management team have significant experience as government executives, state agency officials and public company leaders. These professionals bring many years of experience in government sponsored social services and the healthcare, corrections and social services industries.

•	Wide range of services. Within our core range of services, we provide intake, assessment and referral, client monitoring and mentoring, case management, home based counseling, substance abuse treatment, school support, in-home tutoring and foster care services. Our proven track record has made us an attractive partner to, or manager of, not-for-profit organizations that contract to provide government sponsored social services. Our broad range of home and community based social services allows us to be a single-source provider of alternatives to institutional care.

•	Proven track record of successful growth. Since our formation we have grown both internally and through the consummation and integration of accretive acquisitions, including 11 since our initial public offering in August 2003. See “—Our acquisition history.”

Our growth strategy

We intend to continue to grow as a provider of home and community based social services to individuals and families in home and community based settings. The key elements of our growth strategy are as follows:

•	Broaden service offerings. We intend to expand our menu of non-institutional services in order to respond to the evolving needs of our clients and capitalize on additional cross-selling opportunities with existing payers. Historically, cross-selling our services has been an effective method of expanding our business. For example, in 2005, we added therapeutic foster care services in Arizona and Texas, school based services in Pennsylvania, substance abuse treatment services in Indiana and case management services in Georgia. We believe these examples demonstrate our ability to generate additional business in markets where we have existing relationships.

•	Expand organically into new markets. We intend to offer our services in new geographic markets that are contiguous to existing markets or where we believe we can establish a significant presence. We started providing services through two locations in one state in 1997 and now provide services through 204 locations in 25 states and the District of Columbia either directly or through entities we manage. During 2005, excluding our expansion through acquisitions, we opened locations in Arizona, Indiana, Maine, North Carolina, Oklahoma, Pennsylvania and Virginia.

•	Pursue strategic acquisitions. While we believe our growth is not dependent on acquisitions, we intend to continue to seek acquisition opportunities that we believe will allow us to move into new geographic markets, broaden our services or expertise, expand our client base and/or develop local relationships.

Our acquisition history

Our business grows internally, through organic expansion into new markets and increases in the number of clients we service. We also grow externally through acquisitions of companies and/or their service contracts in areas where we see opportunities either to expand our service platform in existing markets or to establish a geographic footprint in new markets.

During our first year of operations, we acquired Parents and Children Together, Inc. and Family Preservation Services, Inc., which provided the foundation upon which our business was built. In 2002 and 2003, prior to our initial public offering in August 2003, we acquired Camelot Care Corporation and Cypress Management Services, Inc., which broadened our home based and foster care platform and expanded our reach into several new states. Since our initial public offering, we have completed and integrated the following additional strategic acquisitions, for an aggregate purchase price of approximately $50.0 million:

•	Effective January 1, 2004, we acquired all of the outstanding stock of Dockside Services, Inc., referred to as Dockside, an Indiana-based provider of youth services, for a total purchase price of $4.4 million, consisting of cash in the amount of $3.4 million and two subordinated promissory notes each in the principal amount of $500,000, for aggregate consideration of $4.4 million. This acquisition expanded our home and community based counseling operations in the states of Indiana and Michigan.

•

Also effective January 1, 2004, we acquired the remaining 50% interest in, and became the sole owner of, Rio Grande Management Company, LLC, referred to as Rio Grande Management, for cash in the amount of $820,000. Rio Grande Management was originally formed as a joint venture limited liability company in September 2001, with us owning 50% of its interests and the independent agencies whose members comprised the board of Rio Grande Behavioral Health Services, Inc., referred to as Rio Grande, a not-for-profit social services provider, owning the balance. At the time of the acquisition, Rio Grande provided community based social and mental health network services in New Mexico, and

Rio Grande Management provided administrative support for those operations in return for a management fee. By acquiring the interests of our co-venturers, we acquired 100% of Rio Grande Management’s rights under its management agreement with Rio Grande (the operations of which are now conducted directly, as opposed to indirectly, by the independent agencies which once owned Rio Grande, but are still subject to management agreements with us).

•	On May 3, 2004, we acquired all of the outstanding stock of Pottsville Behavioral Counseling Group, Inc., referred to as Pottsville, a Pennsylvania based provider of screening and assessment services to Medicaid eligible children and youth, for a cash purchase price of approximately $1.8 million. In conjunction with this acquisition, we also entered into a management agreement with The ReDCo Group, referred to as ReDCo, a Pennsylvania not-for-profit social services organization. The acquisition of Pottsville and the new management agreement with ReDCo provided us with a long-term entry into the Pennsylvania social services market.

•	Effective June 24, 2004, we acquired all of the rights under existing management agreements with Care Development of Maine, referred to as CDOM, and FCP, Inc., referred to as FCP, two not-for-profit organizations providing foster care and community based services in the state of Maine and commonwealth of Massachusetts, respectively, for cash in the amount of $1.5 million, plus an additional $1.8 million paid in May 2005 and $327,000 paid in October 2005. This acquisition expanded our geographic reach into Massachusetts and expanded our foster care and community based services in Maine.

•	Effective July 1, 2004, we acquired all of the equity interests in the three entities, collectively referred to as the Aspen companies, comprising the community services division of Aspen Education Group, Inc., or AEG, including Choices Group, Inc., one of the first drug court treatment programs in Las Vegas, Nevada, and Aspen MSO, LLC (now known as Providence Community Services, LLC) and College Community Services, which provide home and community based services in the Kern, Los Angeles, Orange and San Diego counties of Southern California for at-risk youth and adults, all of which were divested as part of AEG’s strategic focus on private sector educational services. The total purchase price was $10 million and we received $2 million in working capital. This acquisition established operations for us in California and Nevada and added drug court treatment to our array of social services.

•	On June 13, 2005, we acquired all of the equity interest in Children’s Behavioral Health, Inc., referred to as CBH, a Pennsylvania based provider of home and school based social services for children, for a total purchase price of approximately $13.6 million, consisting of $10 million in cash, 117,371 shares of our unregistered common stock valued at $3.0 million and an unsecured, subordinated promissory note in the principal amount of approximately $619,000, after the deduction of working capital adjustment credits. This acquisition expanded our presence to a number of new counties within Pennsylvania and significantly increased the children’s services component of our business.

•	Effective as of August 1, 2005, we acquired all of the outstanding equity of Maple Star Nevada, a provider of therapeutic foster care services in several locations in Nevada, and Maple Services LLC, a management company that provided management services to Oregon and Colorado not-for-profit providers of foster care services for an aggregate purchase price of $8.4 million, subject to certain adjustments, plus a potential earnout payment of up to $2 million. These acquisitions expanded our presence into Colorado and Oregon through the two not-for-profit entities formerly managed by Maple Services LLC, and added foster care services to our existing roster of services in Nevada.

•	On September 20, 2005, we acquired all of the outstanding equity of two Georgia companies, AlphaCare Resources, Inc. and Transitional Family Services, Inc., collectively referred to as the AlphaCare companies, for an aggregate purchase price of approximately $5.1 million, plus a potential earnout payment based upon certain performance factors. The AlphaCare companies have one of the largest family preservation programs in the state of Georgia and are considered a premier provider of in-home and professional therapy services. These acquisitions not only expanded our geographic footprint but also helped position us to take advantage of the growing trend within the state of Georgia for in-home delivery of mental health services.

•	Effective October 1, 2005, we acquired all of the equity interest in two Kentucky based companies, Drawbridges Counseling Services, LLC, a provider of home based and case management services, and Oasis Comprehensive Foster Care LLC, a licensed foster care child placement agency, together referred to as Drawbridges, for an aggregate purchase price of $450,000, comprised of $400,000 in cash and a one-year $50,000 subordinated promissory note. These acquisitions provided us an entree into the state of Kentucky.

•	On February 1, 2006, we acquired all of the equity interest in A to Z In-Home Tutoring, LLC, referred to as A to Z, a Tennessee based provider of home based educational tutoring. The purchase price included $500,000 in cash and approximately $800,000 in debt excluding a $250,000 bridge loan owing to us by A to Z at the date of acquisition. In accordance with certain provisions in the purchase agreement, we may make earn out payments based on the future financial performance of A to Z. The total purchase price including earn out payments will not exceed $8.0 million. This acquisition expands our home and community based social services to include educational tutoring.

•	On February 27, 2006, we acquired all of the equity interest in Family Based Strategies, Inc., referred to as FBS, a North Carolina based provider of home based and case management services. The purchase price included $300,000 in cash less any negative working capital and a $75,000 loan owing to us by FBS at the date of acquisition. The purchase price will be paid upon the final determination of FBS’s working capital. In accordance with certain provisions in the purchase agreement, we may make an earn out payment in the second quarter of 2008 based on the financial performance of FBS over the period from March 1, 2006 to December 31, 2007. This acquisition expands our presence in North Carolina and provides us an entry into the state of New Jersey.

We continue to selectively identify and pursue attractive acquisition opportunities, and, while our discussions with them are still in their early stages and any transaction is subject to extensive due diligence and our board of directors’ approval, we are currently evaluating a pipeline of potential acquisition candidates ranging in size from $2.0 million in revenues to $19.0 million in revenues. There are no assurances, however, that we will complete acquisitions in the future.

Employees

As of December 31, 2005, our operations and those of the entities we manage were conducted with 2,006 and 1,913 full-time and 525 and 486 part-time direct care and administrative personnel, respectively. Of this employee census, 2,058 and 1,601 were social service providers and 473 and 798 were administrative personnel, respectively (including approximately 70 personnel employed by one of our managed entities in New Mexico under youth employment services programs where the managed entity receives funding from contracting payers to employ eligible youths in various local community enhancement and maintenance positions). Of these employees, excluding those employed under the youth employment services program in New Mexico, a substantial portion have attained bachelors degrees or higher, a number of those with bachelors degrees have attained masters degrees or higher and some hold Ph.D. or M.D. degrees. We have various levels of social service providers and administrators that range from behavioral health technicians to medical directors. The minimum qualifications, education and experience of direct care providers vary by level and range from a bachelors degree with up to two years of experience at the para-professional clinician level to a masters or Ph.D. degree with a state certification or license to provide direct care at the professional clinician level.

In order to preserve the high levels of service that we offer to our clients, we require and encourage our employees to pursue continuing professional education. We have developed a comprehensive employee education and training program. Orientation includes a training component under the direction of qualified staff that clinical employees receive before delivery of any direct services. Depending on educational requirements, we may also provide our staff continuing education and/or tuition reimbursement.

We believe that our future success depends in part on our ability to attract and retain qualified employees at all levels. As of December 31, 2005, the annual rate of turnover of our employees was approximately 23%. None of our employees is covered by a collective bargaining agreement. We believe that our employee relations are good because we offer competitive compensation, including stock option awards, training, education assistance and career advancement opportunities. By offering competitive compensation and benefit packages to our employees, we believe we are able to deliver consistently high quality service, recruit qualified candidates and increase employee confidence, satisfaction and retention.

Sales and marketing

Substantially all of our marketing is performed at the local and regional level. Through our local and regional managers, we have successfully developed and maintained extensive relationships with various payers. These relationships allow us to develop leads on new business, cross-sell our other services to existing payers and negotiate payer contracts. A significant portion of our business is procured in this manner. We also seek to market our services to payers in geographical areas contiguous to existing markets and in which we believe our reputation as a low cost quality service provider will enhance our ability to compete for and win business. We are regularly requested to respond to requests for proposals, or RFPs. Additionally, we subscribe to a service that keeps us informed of and tracks on a national basis RFPs for privatization of social services. We selectively choose the RFPs to which we respond based upon whether our reputation enhances our ability to compete or if the RFP presents a unique opportunity to develop a new service offering. In addition, our senior executives develop leads through meetings and discussions with a wide array of decision makers.

Competition

The social services industry is a highly fragmented industry. We compete for clients with a variety of organizations that offer similar services. Most of our competition consists of local social services organizations that compete with us for local contracts, such as United Way supported agencies and faith-based agencies such as Catholic Social Services, Jewish Family and Children’s Services and the Salvation Army. Other competitors include local, not-for-profit organizations and community based organizations. Historically, these types of organizations have been favored in our industry as incumbent providers of services to government entities. On a national level, there are very few organizations that compete for local, county and state contracts to provide the types of services we offer. We also compete with larger companies, such as Maximus, Inc., whose government operations group administers and manages welfare program services, childcare support enforcement, Medicaid enrollment and other consulting services for state and local governments. National Mentor, Inc. is the country’s largest provider of foster care services and competes with us in certain markets for foster care services. Many institutional providers offer some type of community based care including such organizations as Cornell Companies, Inc., Res-Care, Inc., Psychiatric Solutions, Inc. and The Devereaux Foundation. While we believe that we compete on the basis of price and quality, many of our competitors have greater financial, technical, political and marketing resources, name recognition, and a larger number of clients and payers than we do. In addition, some of these organizations offer more services than we do. We have experienced, and expect to continue to experience, competition from new entrants into our markets. Increased competition may result in pricing pressures, loss of or failure to gain market share or loss of clients or payers, any of which could harm our business.

Regulatory environment

As a provider of social services, we are subject to numerous federal, state and local laws and regulations. These laws and regulations significantly affect the way in which we operate various aspects of our business. We must also comply with state and local licensing requirements and requirements for participation in Medicaid, federal block grant requirements, requirements of various state Children’s Health Insurance Programs, or CHIP, and contractual requirements imposed upon us by the state and local agencies with which we contract for such health care and social services. CHIP is a federal program providing benefits administered by states that submit plans for health benefits for children whose parents meet certain financial needs tests. Failure to follow the rules and requirements of these programs can significantly affect our ability to be paid for the services we provide.

In addition, our revenue is largely derived from contracts that are directly or indirectly paid or funded by government agencies, including Medicaid. A significant decline in expenditures, shift of expenditures or funding could cause payers to reduce their expenditures under those contracts or not renew such contracts, either of which could have a negative impact on our future operating results.

Surveys and audits

Our programs are subject to periodic surveys by government authorities and/or their contractors to ensure compliance with various requirements. Regulators conducting periodic surveys often provide reports containing statements of deficiencies for alleged failures to comply with various regulatory requirements. In most cases, if a deficiency finding is made by a reviewing agency, we will work with the reviewing agency to agree upon the steps to be taken to bring our program into compliance with applicable regulatory requirements. In some cases, however, an agency may take a number of adverse actions against a program, including:

•	the imposition of fines;

•	temporary suspension of admission of new clients to our program’s service;

•	in extreme circumstances, decertification from participation in Medicaid or other programs; or

•	revocation of our license.

From time to time, we receive and respond to survey reports containing statements of deficiencies. While we believe that our programs are in material compliance with Medicaid and other program certification requirements and state licensure requirements, failure to comply with these requirements could have a material adverse impact on our business and our ability to enter into contracts with other agencies to provide services.

Billing/claims reviews and audits

Agencies and other payers periodically conduct pre-payment or post-payment medical reviews or other audits of our claims. In order to conduct these reviews, payers request documentation from us and then review that documentation to determine compliance with applicable rules and regulations, including the eligibility of patients to receive benefits, the appropriateness of the care provided to those patients, and the documentation of that care.

For-profit ownership

Certain of the agencies for which we provide services restrict our ability to contract directly as a for-profit organization. Instead, these agencies contract directly with a not-for-profit organization and in certain cases we negotiate to provide administrative and management services to the not-for-profit providers. The extent to which other agencies impose such requirements may affect our ability to continue to provide the full range of services that we provide or limit the organizations with which we can contract directly to provide services.

Professional licensure and other requirements

Many of our employees are subject to federal and state laws and regulations governing the ethics and practice of their professions. In addition, professionals who are eligible to participate in Medicaid as individual providers must not have been excluded from participation in government programs at any time. Our ability to provide services depends upon the ability of our personnel to meet individual licensure and other requirements.

Federal and state anti-kickback laws and safe harbor provisions

The federal anti-kickback law applicable to Medicaid and other federal health care programs makes it a felony to knowingly and willfully offer, pay, solicit or receive any form of remuneration in exchange for referring, recommending, arranging, purchasing, leasing or ordering items or services covered by such programs. The prohibitions apply regardless of whether the remuneration is provided directly or indirectly, whether or not in cash, and applies to both the person giving and the person receiving such remuneration.

Interpretations of the anti-kickback law have been very broad and under current law, courts and federal regulatory authorities have stated that this law is violated if even one purpose (as opposed to the sole or primary purpose) of the arrangement is to induce referrals. This act is subject to numerous statutory and regulatory “safe harbors.” The safe harbor regulations, however, do not cover all lawful relationships between healthcare providers and referral sources. Failure of an arrangement to satisfy all of the requirements of a particular safe harbor does not mean that the arrangement is unlawful. However, it may mean that such an arrangement will be subject to scrutiny by the regulatory authorities.

Violations of the anti-kickback law may be punishable by civil or criminal fines, imprisonment, and exclusion from government health care programs.

Many states, including some where we do business, have adopted similar anti-kickback laws that have a potentially broad application as well.

The Stark Law and state physician self-referral laws

Section 1877 of the Social Security Act, or the Stark Law, prohibits physicians from ordering “designated health services” for Medicaid patients from entities or facilities in which such physicians hold a financial interest. This law is subject to a number of statutory or regulatory exceptions. Unlike a failure to meet a “safe harbor,” a relationship that falls within the scope of the Stark Law and fails to meet an exception would violate the law.

Certain services that we provide may be identified as “designated health services” for purposes of the self-referral laws. We cannot assure you that future regulatory changes will not result in other services we provide becoming subject to the Stark Law’s ownership, investment or compensation prohibitions in the future.

Many states, including some states where we do business, have adopted similar prohibitions against payments that are intended to induce referrals of clients. Moreover, many states where we operate have laws similar to the Stark Law prohibiting physician self-referrals.

We contract with a significant number of social services providers and practitioners, including therapists, physicians and psychiatrists, and arrange for these individuals or entities to provide services to our clients. While we believe that these contracts are in compliance with the anti-kickback and Stark Law, no assurance can be made that such contracts will not be considered in violation of the anti-kickback law or fall within an exception to the Stark Law. We cannot assure you that these laws will ultimately be interpreted in a manner consistent with our practices.

False claims acts

Federal criminal and civil false claims provisions, which provide that knowingly submitting claims for items or services that were not provided as represented may result in the imposition of multiple damages, administrative civil and monetary penalties, criminal fines and imprisonment. Many states, including some where we do business, have adopted laws and regulations similar to the federal law.

Health information practices

Portions of the Health Insurance Portability and Accountability Act of 1996, or HIPAA, were intended to reduce administrative expenses and burdens associated with the transmission and use of electronic health records and claims for payment. While it is likely that these provisions may reduce costs in the long-term, we believe that they will bring about significant and, in some cases, costly changes in the short-term. Under HIPAA, the United States Department of Health and Human Services, or DHHS, issued rules to define and implement standards for the electronic transactions and code sets for the submission of transactions such as claims, and privacy and security of individual health information in whatever manner it is maintained.

In February 2006, DHHS published its Final Rule on Enforcement of the HIPAA Administrative Simplification provisions, including the transaction standards, the security standards and the privacy rule. This enforcement rule addresses, among other issues, DHHS’s policies for determining violations and calculating civil money penalties, how DHHS will address the statutory limitations on the imposition of civil money penalties, and various procedural issues. The rule extends enforcement provisions currently applicable to the healthcare privacy regulations to other HIPAA standards, including security, transactions and code sets.

We have taken steps to ensure compliance with HIPAA and will be monitoring compliance on an ongoing basis.

MANAGEMENT

Executive officers and directors

Our executive officers and directors and their respective ages and positions as of the date of this prospectus are as follows:

Name	Age	Position(s)
Fletcher Jay McCusker	56	Chairman of the Board; Chief Executive Officer
William Boyd Dover	66	President
Michael N. Deitch	49	Chief Financial Officer; Vice President; Secretary; Treasurer
Mary J. Shea	50	Executive Vice President of Program Services
Craig A. Norris	38	Chief Operating Officer
Martin James Favis	46	Chief Development Officer
Fred D. Furman	57	Executive Vice President; General Counsel
Steven I. Geringer	60	Director
Hunter Hurst, III	67	Director
Kristi L. Meints	51	Director
Warren S. Rustand	63	Director
Richard Singleton	70	Director

The following is a brief description of the business experience of our directors and executive officers for at least the past five years.

Fletcher Jay McCusker has served as our chairman of the board of directors and chief executive officer since our company was founded in December 1996. Prior to founding our company, Mr. McCusker served as executive vice president of Youth Services International, Inc. (YSII), a Nasdaq listed company that provided private institutional care for at-risk youth, from July 1995 until December 1996. From September 1992 until July 1995, he served as chief executive officer of Introspect Healthcare Corporation, a large multi-state behavioral health provider. In 1983, Mr. McCusker co-founded a mental health care company, Century Healthcare, which was sold to New York Stock Exchange listed Columbia Healthcare in 1992. Mr. McCusker received a bachelor’s degree in rehabilitation from the University of Arizona in 1974 and completed the public programs graduate program without a terminal degree at Arizona State University in 1982.

William Boyd Dover has served as our president since April 1997. Effective July 1, 2006, Mr. Dover will relinquish his position as president but continue to be employed by us in a non-executive capacity. Prior to joining our company, Mr. Dover had worked for over 30 years in the human service field in both the private and public sectors. Just before joining our company, he served as executive director of Desert Hills, a large inpatient facility serving children and adolescents in Tucson, Arizona from January 1995 through March 1997. The first nine years of his professional life were spent working in residential treatment centers with emotionally disturbed children in both Austin, Texas and Tucson, Arizona. He then spent the next four years as the director of the Pima County Juvenile Court in Tucson. From February 1979 through the end of 1991, Mr. Dover continued working in the public sector in both Phoenix and Tucson, Arizona. At various times he served as the assistant director of the department of economic security and was responsible for the state-wide administration of all welfare programs including child welfare, was later the assistant director of the Division of Behavioral Health within the State Health Department and was responsible for the state-wide administration of all drug, alcohol and mental health programs. Mr. Dover has also spent four years as the deputy director of the State Health Department, two years as an assistant county manager for Health Services in Tucson and was appointed by the Governor to serve as the “acting director” of the Health Department on two separate occasions. Mr. Dover received both a BS degree (1963) and a master’s degree in social work (1965) from the University of Utah.

Michael N. Deitch, a certified public accountant, has served as our chief financial officer since June 1997. He was named secretary and treasurer in October 1998. Prior to joining our company, Mr. Deitch served as director of financial controls for Crawford & Company (CRD), a New York Stock Exchange listed company specializing in health care and business claims adjusting from March 1995 to April 1997. Mr. Deitch founded and served as chief financial officer for Showtime Event Rentals, Inc., an event and party rental company from August 1994 until March 1995. Mr. Deitch served as litigation manager for Raburn and Decosimo, CPAs, a specialized litigation and business valuation firm, from January 1991 until August 1994. Mr. Deitch served as southeast region senior financial analyst and as a senior member of the tax department for Glasrock Home Health Care, Inc., a wholly-owned subsidiary of the New York Stock Exchange listed company British Oxygen Company, now known as the BOC Group, from November 1984 until January 1991. Mr. Deitch received a bachelor’s degree in accounting from the University of Tennessee in 1979 and a master’s degree in business administration from the University of Tennessee in 1981.

Mary J. Shea has served as our executive vice president of program services since February 2003 and as president of our Arizona operations from February 1997 until February 2003. Ms. Shea served as a member of our board of directors from September 1999 to August 2003. Prior to joining our company, she was the director of case management for Introspect Healthcare Corporation, a large, multi-state behavioral health provider, from October 1995 until February 1997. Ms. Shea worked as a supervisor for the State of Arizona and the Arizona Center for Clinical Management, a managed care entity providing behavioral health services in southern Arizona, from March 1990 until September 1995. She received a bachelor’s degree in natural resources from the University of Wisconsin in 1978.

Craig A. Norris has served as our chief operating officer since April 2004 and as president, eastern division from May 1998 to March 2004. Prior to joining our company, Mr. Norris served as the chief operating officer of Parents and Children Together, Inc., a home based counseling provider from June 1994 until April 1998, which we acquired in February 1997. Mr. Norris was employed as a psychotherapist for the Arizona Department of Health from December 1992 until June 1994. Mr. Norris was a treatment coordinator for the Arizona Center for Clinical Management, a managed care behavioral health care provider for southern Arizona, from May 1992 until December 1992. Mr. Norris received a bachelor’s degree in psychology from the University of Arizona in 1989 and dual master’s degrees in counseling and organizational management from the University of Phoenix in 1993 and 1996, respectively.

Martin James Favis has served as our chief development officer since February 2003 and serves as a board member of the National Board of the Foster Family Treatment Association. Effective April 1, 2006, Mr. Favis will step down as our chief development officer and become a consultant to us on potential mergers and acquisitions. Prior to joining our company, Mr. Favis served as president of our subsidiary, Camelot Care Corporation, Inc., from March 2002 until February 2003. Prior to our merger with Camelot, Mr. Favis served as Camelot’s chief operating officer from January 2000 until January 2002, where he was responsible for Camelot’s day-to-day management, and as Camelot’s Florida director from October 1998 until January 2000. Mr. Favis served as the chief executive officer of First Rehab, Plus, Inc., a Florida based provider of outpatient rehabilitation facilities, from August 1996 until October 1998. Mr. Favis received a bachelor’s degree in business from Villanova University in 1981.

Fred D. Furman, Esq. has served as our executive vice president since March 2006 and our general counsel since September 2003. From August 2002 until September 2003, Mr. Furman was self-employed as a consultant. Mr. Furman was previously with PMR Corporation, a publicly traded mental health company, from March 1995 until August 2002 (when PMR merged with Psychiatric Solutions, Inc.), where he held a number of positions, including most recently, from September 1997 through August 2002, as its president and general counsel. Mr. Furman is a former partner and head of the litigation department for the Philadelphia law firm of Kleinbard, Bell & Brecker LLP. Mr. Furman received his bachelor’s degree in history from Temple University in 1969 and a juris doctorate degree from Temple University, School of Law in 1973.

Steven I. Geringer has served as our director since March 2002 and chairperson of the compensation committee of our board of directors since May 2005 and has been a private investor since 1996. Mr. Geringer has thirty years of experience in the health care industry including senior management positions and directorships at publicly-traded and privately-held companies involved in hospital management, managed care, pharmaceutical benefits management and distribution, medical devices, and children’s social services programs. He served as president and chief executive officer of PCS Health Systems, Inc., one of the nation’s largest providers of managed pharmaceutical services to managed care organizations and health insurers, from June 1995 until June 1996, during which time PCS was acquired by Eli Lilly & Company. He also served as PCS’ president and chief operating officer from May 1993 until PCS’ then-parent, McKesson Corporation, acquired Clinical Pharmaceuticals, Inc., a company of which Mr. Geringer was a founder, chairman and chief executive officer. Mr. Geringer also serves as a director of Amsurg Corp., (AMSG) a Nasdaq listed ambulatory surgery center company, and chairman of its compensation committee and a member of its nominating and corporate governance committee. Mr. Geringer is also chairman of the board and director of Qualifacts Systems, Inc., a specialized health care information technology provider. Mr. Geringer received a bachelor’s degree in economics from The Wharton School of the University of Pennsylvania in 1968.

Hunter Hurst, III has served as our director since in December 1996 and chairperson of the nominating and corporate governance committee of our board of directors since May 2005. Since 1973, Mr. Hurst has served as Director of the National Center for Juvenile Justice, a national juvenile justice research and resource center. He has directed over thirty applied research studies and has authored numerous publications relating to juvenile issues. He received his bachelor’s degree in psychology and master’s degree in social work from Louisiana State University in 1960 and 1965, respectively.

Kristi L. Meints has served as our director and chairperson of the audit committee of our board of directors since August 2003. Since January 2005 and from August 1999 until September 2003, she has served as the chief financial officer of Chicago Systems Group, Inc., a technology consulting firm based in Chicago, Illinois. From October 2003 through December 2004, she served as chief financial officer of Peter Rabbit Farms, a carrot and vegetable farming business in Southern California. From January 1998 until August 1999, she was interim chief financial officer for Cordon Corporation, a start-up services company. Ms. Meints was group finance director for Avery Dennison Corporation (AVY), a New York Stock Exchange listed company that is a multi-national manufacturer of consumer and industrial products, from March 1996 until December 1997. From February 1977 until June 1995, she held a variety of financial positions at SmithKline Beecham Corporation, including as director of finance, worldwide manufacturing animal health products; and as manager of accounting and budgets for Norden Laboratories, Inc., one of its wholly owned subsidiaries. She received a bachelor’s degree in accounting from Wayne State College in 1975 and a master’s degree in business administration from the University of Nebraska in 1984.

Warren S. Rustand has served as our director since May 2005. Since September 2001, Mr. Rustand has served as the chief executive officer of Summit Capital Consulting, Inc., which specializes in the development of small to mid-size companies by structuring financial and human capital resources for them. He has also been a strategic partner in Harlingwood Partners, LP, a $200 million private fund focused on leveraged build-ups and consolidations in a variety of industries ranging from business services outsourcing to healthcare and manufacturing, since December 1998. Additionally, Mr. Rustand has had a long term interest in public policy, and in 1973, was selected as a White House Fellow. During his fellowship, he served in various positions such as special assistant to the Secretary of Commerce and special assistant to the Vice President. In addition, from 1974 to 1976, he served as the appointments secretary to the President. Mr. Rustand serves as a director of TLC Vision Corporation (TLCV), a Nasdaq listed eye-care services company, and the chairman of its audit committee. He received his bachelor’s and master’s degrees in political science from the University of Arizona in 1965 and 1972, respectively.

Richard Singleton has served as our director since March 1998. Colonel Singleton is a retired United States Army colonel. Colonel Singleton was one of the founders of Youth Services International, Inc. (YSII), a Nasdaq listed company that provides private institutional care for at-risk youth, in July 1993. He served as a superintendent of Boys School for the Department of Juvenile Justice State of Florida from June 1999 to July 2004. From January 1999 until June 1999, Colonel Singleton was a regional director of operations for Three Springs, Inc., located in Huntsville, Alabama, where he was responsible for the overall operations and management of juvenile justice facilities in the State of Georgia. Colonel Singleton received a bachelor’s degree in education from the South Carolina State University in 1958 and a master’s degree in public administration from the University of Missouri in 1972.

SELLING STOCKHOLDERS

Based on information provided by the selling stockholders, the following table sets forth certain information regarding the selling stockholders’ beneficial ownership of our common stock as of April 4, 2006 and the number of shares of common stock to be sold by them in this offering.

Each selling stockholder’s percentage ownership of our common stock prior to this offering is based on 9,782,924 shares of our common stock issued and outstanding as of April 4, 2006 (not including treasury shares), and each selling stockholder’s percentage ownership of our outstanding common stock after this offering is based on such number plus the addition of the 1,730,000 shares of common stock being sold by us in this offering. In addition, the number of shares of common stock beneficially owned by each selling stockholder has been determined in accordance with the definition of “beneficial ownership” set forth in the regulations of the Securities and Exchange Commission. Accordingly, the table below also assumes for calculating each selling security holder’s beneficial ownership, both prior to and after this offering, that options held by such selling stockholder (but not, unless otherwise noted, those held by any other person) that are exercisable within 60 days as of April 4, 2006 have been exercised and the shares underlying them added to the number of shares of our common stock deemed to be outstanding. For purposes of calculating the post-offering ownership of each selling stockholder, the table also assumes the sale of all of the shares being offered by such selling stockholder.

In accordance with the regulations of the Securities and Exchange Commission, the securities beneficially owned by each selling stockholder include all securities as to which such stockholder has or shares voting or investment power, however, beneficial ownership may be disclaimed as to certain of these securities. To our knowledge, each of the selling stockholders has sole voting and investment power as to the shares shown unless otherwise noted.

	Beneficial ownership of common stock prior to this offering			Number of shares to be sold	Beneficial ownership of common stock after this offering
Selling stockholder	Number of shares		Percent of outstanding shares		Number of shares	Percent of outstanding shares
Fletcher Jay McCusker	180,000	(1)	1.8%	50,000	130,000	1.1%
The Fletcher J. McCusker 2003 GRAT	17,450	(2)	*	10,000	7,450	*
Mary J. Shea Revocable Trust	20,665	(3)	*	10,000	10,665	*

* Less than 1 percent.

(1)	Includes 100,000 shares of common stock that have been pledged to Compass Bank as collateral on a loan, 70,000 shares of common stock issuable upon the exercise of options that are exercisable within 60 days of April 4, 2006 and 10,000 shares of common stock held by the McCusker Family Trust U/A as to which Mr. McCusker serves as a trustee. Does not include 17,450 shares of common stock held by The Fletcher J. McCusker GRAT for the benefit of Mr. McCusker’s son, as to which Mr. McCusker disclaims beneficial ownership. Mr. McCusker is our chairman of the board and chief executive officer.
(2)	See note 1 above.
(3)	These shares are held by the Mary J. Shea Revocable Trust for the benefit of Mary J. Shea who also serves as trustee of this trust. Ms. Shea is our executive vice president of program services.

UNDERWRITING

Subject to the terms and conditions of an underwriting agreement between us and each of the selling stockholders and each of the underwriters named below, dated the date of this prospectus, the underwriters named below have severally agreed to purchase from us and the selling stockholders the number of shares of our common stock indicated in the following table.

Underwriters	Number of shares
SunTrust Capital Markets, Inc.	1,260,000
Avondale Partners, LLC	540,000

1,800,000

The underwriters have advised us that they propose to offer shares of our common stock directly to the public at the public offering price set forth on the cover page of this prospectus. Any shares sold by the underwriters to securities dealers will be sold at the public offering price less a selling concession not in excess of $1.10 per share. The underwriters may allow, and these selected dealers may re-allow, a concession of not more than $0.10 per share to other brokers and dealers.

The underwriting agreement provides that the underwriters’ obligations to purchase shares of our common stock are subject to conditions contained in the underwriting agreement, including continued accuracy of representations, delivery of opinions and absence of any material adverse change affecting us. The underwriters are obligated to purchase all of the common stock that they have agreed to purchase under the underwriting agreement, other than those covered by the over-allotment option, if they purchase any shares of our common stock.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of our common stock included in this offering in any jurisdiction where action for that purpose is required. The shares of our common stock included in this offering may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sales of any of our common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to this offering of our common stock and the distribution of this prospectus. This prospectus is neither an offer to sell nor a solicitation of any offer to buy any of our common stock included in this offering in any jurisdiction where that would not be permitted or legal.

The underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.

One or more of the underwriters participating in this offering may make prospectuses available in electronic (PDF) format. A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or syndicate members, if any, participating in this offering, and one or more of the underwriters participating in this offering may distribute such prospectuses electronically. Other than the prospectus being made available in electronic (PDF) format, the underwriters do not intend to use any other forms of prospectus in any electronic format, such as CD ROMs or videos.

Underwriting discount and expenses

The following table summarizes the per share and total underwriting discounts to be paid to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

Underwriting discount to be paid to the underwriters by us	No exercise of over-allotment	Full exercise of over-allotment
Per share	$1.84	$1.84
Total	$3,183,200	$3,680,000

Underwriting discount to be paid to the underwriters by the selling stockholders
Per share	$1.84	$1.84
Total	$128,800	$128,800

We will pay all expenses of the offering that we incur. We estimate that the total expenses of this offering, excluding the underwriting discount, will be approximately $650,000. This estimate includes expenses of the underwriters that we have agreed to reimburse.

Over-allotment option

We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 270,000 additional shares of our common stock at the public offering price, less the underwriting discount, set forth on the cover page of this prospectus. The underwriters may exercise the option solely to cover over-allotments, if any, made in connection with this offering. To the extent that the underwriters exercise the option, each underwriter will become obligated, as long as the conditions of the underwriting agreement are satisfied, to purchase a number of the option shares approximately proportionate to the underwriter’s initial commitment as indicated in the table above. We will be obligated, pursuant to the option, to sell these additional shares of our common stock to the underwriters to the extent the option is exercised. If any additional shares of our common stock are purchased pursuant to the option, the underwriters will offer the additional shares on the same terms as those on which the other shares are being offered hereby.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make with respect of any of these liabilities.

Lock-up agreements

Subject to certain limited exceptions, we have agreed, except with regard to the shares offered hereby, not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could reasonably be expected to, result in the disposition of any of our common stock or other securities convertible into or exchangeable or exercisable for our common stock for a period of 90 days after the date of this prospectus, without the prior written consent of SunTrust Capital Markets, Inc. In addition, Mr. McCusker, our chairman of the board and chief executive officer, has agreed, except with regard to 100,000 shares which he has pledged as collateral to Compass Bank, not to offer, sell, contract to sell or otherwise dispose of or enter into any transaction that is designed to, or could reasonably be expected to, result in the disposition of our common stock for a period of 90 days after the date of this prospectus, other than as a bona fide gift, without the prior written consent of SunTrust Capital Markets, Inc. This consent may be given at any time without public notice. With the exception of the underwriters’ over-allotment option, there are no present agreements between the underwriters and us or Mr. McCusker releasing us or him from these lock-up agreements prior to the expiration of the 90 day period.

Passive Market Making Pursuant to Regulation M

In connection with this offering, certain of the underwriters (and selling group members) may engage in passive market making transactions in the common stock on the Nasdaq National Market, prior to the pricing and completion of the offering. Passive market making is permitted by SEC Regulation M and consists of displaying bids on the Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions.

Stabilization, short positions and penalty bids

The underwriters may engage in over-allotment, syndicate covering transactions, stabilizing transactions and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock:

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option, in whole or in part, or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specific maximum.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These syndicate covering transactions, stabilizing transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for our company by Blank Rome LLP. Certain legal matters in connection with shares of common stock offered in this prospectus will be passed upon for the underwriters by Bass, Berry & Sims PLC.

EXPERTS

McGladrey & Pullen, LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule as of and for the years ended December 31, 2004 and 2005 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 included in our Annual Report on Form 10-K for the year ended December 31, 2005, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule and assessment are incorporated by reference in reliance on McGladrey & Pullen, LLP’s report, given on their authority as experts in accounting and auditing.

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule as of December 31, 2003 and the consolidated statements of operations, stockholders’ equity (deficit), and cash flows for the fiscal year ended December 31, 2003 included in our Annual Report on Form 10-K for the year ended December 31, 2005, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule as of, and for the fiscal year ended, December 31, 2003, are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

Joseph Decosimo and Company, PLLC, independent registered public accounting firm, has audited the combined financial statements of Children’s Behavioral Health (consisting of the combined Behavioral health Rehabilitation Services and Cambria Partial Hospitalization programs operated by Nulton Diagnostic & Treatment Center, PC) included in our Current Report on Form 8-K/A filed on August 26, 2005, for the periods set forth in their report which is incorporated by reference in this prospectus and elsewhere in the registration statement. These financial statements are incorporated by reference in this prospectus and elsewhere in the registration statement in reliance on Joseph Decosimo and Company, PLLC’s report, given on their authority as experts in accounting and auditing.

INFORMATION INCORPORATED BY REFERENCE

The following documents filed with the SEC are hereby incorporated by reference in this prospectus:

•	Our Current Report on Form 8-K/A filed with the SEC on August 26, 2005.

•	Our Current Report on Form 8-K filed with the SEC on February 7, 2006.

•	Our Current Report on Form 8-K filed with the SEC on February 23, 2006.

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed with the SEC on March 16, 2006.

•	The description of our common stock contained in our Registration Statement on Form 8-A, File No. 000-50364, filed August 13, 2003 pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and all amendments or reports filed by us for the purpose of updating that description.

All reports and other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus and to be part hereof from the dates of filing of such reports and other documents; provided, however, that we are not incorporating any information furnished under either Item 2.02 or Item 7.01 of any Current Report on Form 8-K.

We hereby undertake to provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of any such person, a copy of any and all of the information that has been or may be incorporated by reference in this prospectus, other than exhibits to such documents, unless the exhibits are specifically incorporated by reference into the documents that this prospectus incorporates. Requests for such copies should be directed to our Investor Relations department, at the following address or by calling the following telephone number:

The Providence Service Corporation

5524 East Fourth Street

Tucson, Arizona 85711

(520) 747-6600

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We also file periodic reports, proxy and information statements and other information with the SEC pursuant to the Securities Exchange Act of 1934, as amended. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is http://www.sec.gov.

Our Internet address is www.provcorp.com. We make available free of charge, on or through our web site, annual reports on Form 10-K, quarterly reports on form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained on our web site is not part of this prospectus.

This prospectus constitutes a part of a registration statement on Form S-3 that we have filed with the SEC under the Securities Act of 1933, as amended. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information about us and our common stock, we refer you to the registration statement and the accompanying exhibits and schedules. The registration statement may be inspected at the Public Reference Room maintained by the SEC at the address set forth in the first paragraph of this section. Statements contained in this prospectus regarding the contents of any contract or any other document filed as an exhibit are not necessarily complete. In each instance, reference is made to the copy of such contract or document filed as an exhibit to the registration statement, and each statement is qualified in all respects by that reference.

April 10, 2006

1,800,000 Shares

The Providence Service Corporation

Common Stock

PROSPECTUS

SunTrust Robinson Humphrey

Avondale Partners